UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Interim Financial Statements -

(a free translation from the original prepared in Portuguese)

March 31, 2025

cosan

1

2

Report on review of parent company

and consolidated interim
financial statements

To the Board of Directors and Stockholders

Cosan S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Cosan S.A. ("Company") as at March 31, 2025 and the related statements of profit or loss, other comprehensive income, changes in equity and cash flows for the quarter then ended, as well as the accompanying consolidated interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at March 31, 2025 and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the quarter then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes Ltda.
Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o],
São Paulo, SP, Brasil, 04538-132
www.pwc.com.br	T: +55 (11) 4004-8000

3

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the quarter ended March 31, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose of concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim financial statements taken as a whole.

Audit and review of previous year's figures

The interim financial statements referred to in the first paragraph includes accounting information corresponding to the statements of profit or loss, other comprehensive income, changes in equity, cash flows and value added for the quarter ended March 31, 2024, obtained from the interim financial statements for that quarter, and the statement of financial position ended December 31, 2024, obtained from the financial statements ended December 31, 2024, presented for comparison purposes. The review of the interim financial statements for the quarter ended March 31, 2024 and the audit of the financial statements for the year ended December 31, 2024 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated May 28, 2024 and March 10, 2025, respectively, without qualifications.

São Paulo, May 15, 2025

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

4

Statements of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	5.1	2,732,522	2,201,267	14,809,083	16,903,542
Restricted cash		—	—	99,653	28,006
Marketable securities		630,083	805,335	2,837,103	3,272,941
Trade receivables		—	—	4,173,514	3,730,364
Derivative financial instruments	5.3	13,804	18,402	78,582	905,341
Inventories		—	—	2,041,453	2,072,905
Receivables from related parties	5.4	147,082	114,099	232,553	197,063
Income tax receivable		656,335	453,308	1,069,130	793,721
Other current tax receivable		5,364	5,364	879,293	886,136
Dividend receivable		14,194	19,377	33,621	153,548
Reduction of capital receivable		—	1,013,714	—	—
Sectorial financial assets		—	—	227,427	221,947
Other financial assets		—	—	381	675
Other current assets		62,671	50,896	600,566	629,426
Current assets		4,262,055	4,681,762	27,082,359	29,795,615
Current assets held for sale	8	797,095	796,211	970,742	978,788
		5,059,150	5,477,973	28,053,101	30,774,403

Trade receivables		—	—	188,568	265,370
Marketable securities		242,036	—	343,262	113,360
Restricted cash		184	—	186,668	146,297
Deferred tax assets	9	1,318,408	1,758,410	3,759,598	4,495,296
Receivables from related parties	5.4	199,122	292,882	132,110	202,826
Income tax receivable		—	—	255,817	264,308
Other non-current tax receivable		35,613	35,177	1,371,763	1,334,553
Judicial deposits	10	419,029	416,969	1,085,085	1,056,690
Derivative financial instruments	5.3	326,451	1,547,093	2,012,456	2,893,987
Sectorial financial assets		—	—	522,427	509,695
Other non-current assets		55,329	140,594	730,757	739,386
Other financial assets		—	—	4,267	3,820
Investments in subsidiaries and associates	6	22,796,530	31,308,696	1,549,774	10,678,566
Investment in joint ventures	7	1,078,449	1,193,072	9,540,470	10,545,044
Property, plant and equipment	8.1	38,815	39,038	23,760,689	23,019,016
Intangible assets and goodwill	8.2	10,769	9,873	26,590,388	26,330,785
Contract assets		—	—	978,132	1,114,830
Right-of-use assets	8.3	18,015	17,557	9,596,807	9,958,751
Investment property		—	—	16,824,078	16,818,919
Non-current assets		26,538,750	36,759,361	99,433,116	110,491,499

Total assets		31,597,900	42,237,334	127,486,217	141,265,902

The accompanying notes are an integral part of these individual and consolidated interim financial statements.

5

Statements of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Liabilities
Loans, borrowings and debentures	5.2	360,607	347,032	2,628,017	4,403,148
Leases		10,088	9,227	1,024,093	1,007,533
Derivative financial instruments	5.3	152,414	1,074,991	1,820,126	2,504,117
Trade payables	5.5	1,304	2,900	3,886,590	5,168,593
Employee benefits payables		13,222	43,356	498,255	794,906
Income tax payables		24,188	18,514	140,123	414,823
Other taxes payable		82,333	78,197	592,940	637,842
Dividends payable	11	39	3,495	55,086	96,722
Reduction of capital payable		—	—	—	486,285
Concessions payable		—	—	170,863	166,273
Related party payables	5.4	126,157	210,620	434,093	416,410
Sectorial financial liabilities		—	—	67,001	64,718
Other financial liabilities	5	—	—	825,269	770,103
Other current liabilities		333,881	298,534	911,523	895,223
Current liabilities		1,104,233	2,086,866	13,053,979	17,826,696
Liabilities related to assets held for sale		—	—	86,145	86,138
		1,104,233	2,086,866	13,140,124	17,912,834

Loans, borrowings and debentures	5.2	15,731,504	21,003,523	58,052,637	62,052,278
Leases		14,590	15,232	5,367,814	5,502,220
Derivative financial instruments	5.3	39,965	29,883	559,737	966,087
Trade payables	5.5	—	—	19,512	19,256
Employee benefits payables		—	—	25,463	19,101
Other taxes payable		132,547	216,203	160,722	255,245
Provision for legal proceedings	10	361,210	308,607	2,196,218	2,044,633
Concessions payable		—	—	3,669,664	3,554,917
Investments with unsecured liabilities	6.1	347,304	263,722	—	—
Related party payables	5.4	5,611,623	7,052,404	1,078	1,078
Post-employment benefits		289	279	558,608	526,620
Deferred tax liabilities		—	—	6,030,613	5,973,506
Sectorial financial liabilities		—	—	2,021,410	1,975,521
Deferred income		—	—	15,962	16,589
Other financial liabilities		—	—	153,371	297,736
Other non-current liabilities		362,972	356,851	742,306	749,919
Non-current liabilities		22,602,004	29,246,704	79,575,115	83,954,706
Total liabilities		23,706,237	31,333,570	92,715,239	101,867,540

Shareholders' equity	11
Share capital		8,832,544	8,832,544	8,832,544	8,832,544
Treasury shares		(84,496)	(50,708)	(84,496)	(50,708)
Additional paid-in capital		1,157,267	2,205,878	1,157,267	2,205,878
Accumulated other comprehensive income		424,048	565,855	424,048	565,855
Profit reserve		8,773,990	8,773,990	8,773,990	8,773,990
Accumulated losses		(11,211,690)	(9,423,795)	(11,211,690)	(9,423,795)

Equity attributable to owners of the Company		7,891,663	10,903,764	7,891,663	10,903,764
Non-controlling interest	6.2	—	—	26,879,315	28,494,598
Total shareholders' equity		7,891,663	10,903,764	34,770,978	39,398,362
Total liabilities and shareholders' equity		31,597,900	42,237,334	127,486,217	141,265,902
The accompanying notes are an integral part of these individual and consolidated interim financial statements.
6

Statements of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
		Period of three months ended March 31,
	Note	2025	2024	2025	2024
Net sales	13	—	—	9,662,601	9,842,056
Cost of sales	14	—	—	(6,791,905)	(6,928,437)
Gross profit		—	—	2,870,696	2,913,619

Selling expenses	14	—	—	(440,056)	(361,404)
General and administrative expenses	14	(57,937)	(103,683)	(535,032)	(583,255)
Other operating income (expenses), net	15	173,925	(14,238)	524,130	761
Impairment	15	—	—	(285,608)	—
Operating expenses		115,988	(117,921)	(736,566)	(943,898)

Profit (loss) before equity in earnings of investees, finance results and income taxes		115,988	(117,921)	2,134,130	1,969,721

Interest in earnings (losses) of subsidiaries and associates	6	(493,236)	824,169	19,049	461,423
Interest in losses of joint ventures	7	(128,194)	(45,874)	(1,139,047)	(403,908)
Equity in earnings (losses) of investees		(621,430)	778,295	(1,119,998)	57,515

Finance expense		(763,961)	(529,536)	(2,713,642)	(1,864,555)
Finance income		224,542	58,182	1,037,901	615,101
Foreign exchange, net		1,079,284	(337,996)	1,793,964	(531,218)
Net effect of derivatives		(1,163,099)	(513,361)	(2,021,218)	1,343
Finance results, net	16	(623,234)	(1,322,711)	(1,902,995)	(1,779,329)

Profit (loss) before income taxes		(1,128,676)	(662,337)	(888,863)	247,907

Income taxes	9
Current		—	(3,849)	(303,162)	(284,396)
Deferred		(659,219)	474,011	(743,373)	300,033
		(659,219)	470,162	(1,046,535)	15,637
Profit (loss) for the period		(1,787,895)	(192,175)	(1,935,398)	263,544

Profit (loss) attributable to:
Owners of the Company		(1,787,895)	(192,175)	(1,787,895)	(192,175)
Non-controlling interest		—	—	(147,503)	455,719
		(1,787,895)	(192,175)	(1,935,398)	263,544

Losses per share	12
Basic				(R$0.96)	(R$0.10)
Diluted				(R$0.96)	(R$0.10)

The accompanying notes are an integral part of these individual and consolidated interim financial statements.

7

Statements of other comprehensive income

(In thousands of Reais)

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Profit (loss) for the period	(1,787,895)	(192,175)	(1,935,398)	263,544

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(290,696)	62,887	(290,198)	63,056
Gain (loss) on cash flow hedge	162,887	(32,384)	222,492	(42,564)
Deferred taxes	—	—	(28,025)	—
	(127,809)	30,503	(95,731)	20,492

Items that will not be reclassified to profit or loss:
Actuarial losses (gains) with defined benefit plan	(22,497)	14,408	(59,336)	24,286
Deferred taxes	8,499	—	17,002	(8,257)
	(13,998)	14,408	(42,334)	16,029

Total comprehensive income for the period	(1,929,702)	(147,264)	(2,073,463)	300,065

Comprehensive income (loss) attributable to:
Owners of the Company	(1,929,702)	(147,264)	(1,929,702)	(147,264)
Non-controlling interest	—	—	(143,761)	447,329
	(1,929,702)	(147,264)	(2,073,463)	300,065

The accompanying notes are an integral part of these individual and consolidated interim financial statements.

8

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury shares	Corporate transactions - Law 6404	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Accumulated loss	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
Balance as of January 1, 2025	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

Loss for the period	—	—	—	—	—	—	—	(1,787,895)	(1,787,895)	(147,503)	(1,935,398)

Other comprehensive income
Gain from cash flow hedge	—	—	—	—	162,887	—	—	—	162,887	31,580	194,467
Foreign currency translation differences	—	—	—	—	(290,696)	—	—	—	(290,696)	498	(290,198)
Actuarial loss on defined benefit plan, net of tax	—	—	—	—	(13,998)	—	—	—	(13,998)	(28,336)	(42,334)
Total comprehensive loss for the period	—	—	—	—	(141,807)	—	—	(1,787,895)	(1,929,702)	(143,761)	(2,073,463)

Transactions with owners of the Company contributions and distributions:
Capital increase in subsidiary	—	—	—	(89,084)	—	—	—	—	(89,084)	89,084	—
Own shares acquired (note 11 (a))	—	(34,022)	—	—	—	—	—	—	(34,022)	—	(34,022)
Share based payments	—	234	—	114	—	—	—	—	348	6,771	7,119
Dividends	—	—	—	—	—	—	—	—	—	(375,782)	(375,782)
Employee share schemes - value of employee services	—	—	—	15,559	—	—	—	—	15,559	2,135	17,694
Total contributions and distributions	—	(33,788)	—	(73,411)	—	—	—	—	(107,199)	(277,792)	(384,991)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary (note 6.1)	—	—	—	(975,200)	—	—	—	—	(975,200)	(1,193,730)	(2,168,930)
Total transactions with owners of the Company	—	—	—	(975,200)	—	—	—	—	(975,200)	(1,193,730)	(2,168,930)

Total transactions with owners of the Company contributions and distributions:	—	(33,788)	—	(1,048,611)	—	—	—	—	(1,082,399)	(1,471,522)	(2,553,921)

Balance as of March 31, 2025	8,832,544	(84,496)	737	1,156,530	424,048	58,802	8,715,188	(11,211,690)	7,891,663	26,879,315	34,770,978

The accompanying notes are an integral part of these individual and consolidated interim financial statements.

9

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury shares	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive income (loss)	Legal	Statutory reserve	Retained earnings	Accumulated loss	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
Balance as of January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	820,793	—	20,955,307	30,025,873	50,981,180
Profit (loss) for the period	—	—	—	—	—	—	—	—	(192,175)	(192,175)	455,719	263,544
Other comprehensive income
Loss from cash flow hedge	—	—	—	—	(32,384)	—	—	—	—	(32,384)	(10,180)	(42,564)
Foreign currency translation differences	—	—	—	—	62,887	—	—	—	—	62,887	169	63,056
Actuarial gain on defined benefit plan, net of tax	—	—	—	—	14,408	—	—	—	—	14,408	1,621	16,029
Total comprehensive income (loss) for the period	—	—	—	—	44,911	—	—	—	(192,175)	(147,264)	447,329	300,065
Transactions with owners of the Company contributions and distributions:
Reduction of capital in subsidiary	—	—	—	—	—	—	—	—	—	—	(20,629)	(20,629)
Share based payments	—	23,097	—	(66,792)	—	—	—	—	—	(43,695)	—	(43,695)
Dividends	—	—	—	—	—	—	—	—	—	—	(221,019)	(221,019)
Own shares acquired	—	(88,821)	—	—	—	—	—	—	—	(88,821)	—	(88,821)
Loss on distribution of dividends to non-controlling shareholders	—	—	—	(420)	—	—	—	—	—	(420)	(75)	(495)
Employee share schemes - value of employee services	—	—	—	2,390	—	—	—	—	—	2,390	12,072	14,462
Total contributions and distributions	—	(65,724)	—	(64,822)	—	—	—	—	—	(130,546)	(229,651)	(360,197)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	—	(727)	—	—	—	—	—	(727)	—	(727)
Total transactions with owners of the Company	—	—	—	(727)	—	—	—	—	—	(727)	—	(727)
Total transactions with owners of the Company contributions and distributions:	—	(65,724)	—	(65,549)	—	—	—	—	—	(131,273)	(229,651)	(360,924)

Balance as of March 31, 2024	8,682,544	(159,641)	737	2,495,678	359,236	58,802	8,610,796	820,793	(192,175)	20,676,770	30,243,551	50,920,321

The accompanying notes are an integral part of these individual and consolidated interim financial statements.

10

Statement of cash flows

(In thousands of Reais)

		Parent Company		Consolidated
		Period of three months ended March 31,
	Note	2025	2024	2025	2024
Cash flows from operating activities
Loss (profit) before income taxes		(1,128,676)	(662,337)	(888,863)	247,907

Adjustments for:
Depreciation and amortization	14	4,713	3,851	967,894	907,264
Loss on disposed assets	15	—	—	285,608	—
Interest in earnings (losses) of subsidiaries and associates	6	493,236	(824,169)	(19,049)	(461,423)
Interest in losses of joint ventures	7	128,194	45,874	1,139,047	403,908
Loss (gain) on disposed assets	15	—	7	(4,194)	8,659
Share based payment	17	6,220	21,194	23,892	47,557
Provision for legal proceedings	15	35,589	10,842	84,992	81,260
Interest, derivatives, monetary and foreign exchange, net		762,997	1,343,237	2,397,005	2,109,721
Sectorial financial assets and liabilities, net		—	—	8,586	(53,026)
Provisions for employee benefits		(579)	6,323	93,871	87,258
Allowance for expected credit losses		—	—	11,110	13,033
Deferred income		—	—	(635)	(650)
Revenue from finance investment		(9,143)	—	(9,143)	—
Previously recognized gain in other comprehensive income reclassified to profit or loss upon disposal of investment		(206,388)	—	(206,388)	—
Other		10	620	(88,830)	50,812
		86,173	(54,558)	3,794,903	3,442,280
Variation in:
Trade receivable		—	—	(263,936)	(521,801)
Inventories		—	—	(99,705)	(125,602)
Other taxes, net		2,764	(7,312)	(138,771)	46,145
Income tax		(26,586)	29,044	(614,678)	(328,439)
Related parties, net		21,633	(7,751)	(21,353)	126,498
Trade payables		(1,596)	1,427	(280,419)	(156,761)
Employee benefits		(29,555)	(54,135)	(374,402)	(323,520)
Provision for legal proceedings		67	2,008	(38,754)	(95,857)
Derivatives financial instruments		—	—	(5,107)	(4,922)
Other financial liabilities		—	—	(53,150)	(51,119)
Judicial deposits		(1,561)	(883)	(12,589)	(98,858)
Post-employment benefits obligation		—	—	(9,848)	(6,576)
Other assets and liabilities, net		(5,646)	40,015	(152,287)	44,617
		(40,480)	2,413	(2,064,999)	(1,496,195)
					—
Net cash (generated) used in operating activities		45,693	(52,145)	1,729,904	1,946,085

Cash flows from investing activities
Shareholder payments for future capital increases		—	(4,070,000)	—	—
Capital contribution to associates	6	(331,000)	—	—	—
Capital contribution in joint ventures		—	(4,337)	—	(4,337)
Capital reduction in subsidiaries		1,013,760	5,227	11,000	—
Purchase of marketable securities		193,880	347,038	472,358	(444,102)

11

Statement of cash flows

(In thousands of Reais)

		Parent Company		Consolidated
		Period of three months ended March 31,
	Note	2025	2024	2025	2024
Restricted cash		(184)	7,197	(114,600)	5,508
Dividends received from associates		14,110	244,324	4,277	587,744
Dividends received from joint venture		5,184	228,342	45,640	293,912
Dividends received from finance investment		87,608	—	87,608	—
Cash in the incorporation operation		10,089	—	—	—
Acquisition of property, plant and equipment, intangible and contract assets		(3,797)	(1,160)	(2,284,909)	(1,535,849)
Proceeds from the sale of investments	2.1	8,892,802	—	8,892,802	—
Cost of acquiring new business	6.3	—	—	(213,086)	—
Receipt of derivative financial instruments, except debt		—	—	—	65
Payment of derivative financial instruments, except debt		(981,504)	—	(981,504)	(180)
Related parties		25,592	—	25,592	—
Cash received on the sale of property, plant and equipment and intangible assets		—	—	1,024	—
Other financial assets		—	—	(80)	—
Net cash (generated) used in investing activities		8,926,540	(3,243,369)	5,946,122	(1,097,239)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.2	2,442,980	2,980,221	6,486,495	7,577,959
Principal repayment of loans, borrowings and debentures	5.2	(7,148,782)	—	(11,504,819)	(4,418,898)
Payment of interest on loans, borrowings and debentures	5.2	(459,313)	(262,844)	(1,271,271)	(1,007,511)
Payment of derivative financial instruments		(213,110)	(238,456)	(938,580)	(1,378,647)
Proceeds from derivative financial instruments		347,361	13,530	979,572	516,758
Costs of banking operations with derivatives		—	—	—	(29,828)
Principal repayment of leases		(1,822)	(1,558)	(143,920)	(120,611)
Payment of interest on leases		(666)	(828)	(98,596)	(87,946)
Capital reduction		—	—	(486,240)	(20,520)
Related parties		(1,223,068)	(184,739)	—	—
Payments to redeem the entity’s shares and acquisition of treasury shares	11	(34,022)	(91,332)	(34,022)	(91,332)
Acquisition of non-controlling shareholders’ shares	2.1	(2,169,000)	—	(2,169,000)	—
Dividends paid	11	—	—	(44,032)	(93,851)
Dividends paid for preferred shares	11	—	—	(371,000)	—
Gain on derivative banking operations		22,100	—	22,100	—
Net cash (used in) generated from financing activities		(8,437,342)	2,213,994	(9,573,313)	845,573

Increase (decrease) in cash and cash equivalents		534,891	(1,081,520)	(1,897,287)	1,694,419

Cash and cash equivalents at the beginning of the period		2,201,267	1,769,976	16,903,542	14,658,481
Effect of foreign exchange rate changes		(3,636)	3,272	(197,172)	45,521
Cash and cash equivalents at the end of the period		2,732,522	691,728	14,809,083	16,398,421

Additional information
Income taxes paid		—	—	371,123	251,518

The accompanying notes are an integral part of these individual and consolidated interim financial statements.

12

Statement of cash flows

(In thousands of Reais)

Non-cash transactions:

The Company presents its statements of cash flow using the indirect method. During the period ended March 31, 2025, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$135,098 (R$15,775 on March 31, 2024), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 8.3).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments of R$567,019 (R$696,688 on March 31, 2024).
(iii)	The remaining balance of the acquisition of Compagas in the amount of R$613,385, which will be settled by September 2026.

Disclosure of interest and dividends:

Dividends and interest in shareholders' equity are classified by the Company as cash flow from investing activities. Dividends and interest received or paid are classified as cash flow from financing activities.

13

Statement of value added

(In thousands of Reais)

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Revenue
Net sales	—	—	10,946,098	11,515,795
Other income (expenses), net	218,008	(1,192)	639,449	66,357
Impairment gain (loss) on trade receivables	—	—	(11,110)	4,832
	218,008	(1,192)	11,574,437	11,586,984
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	6,015,910	6,410,877
Materials, energy, third-party services and other	39,748	40,493	484,732	561,922
Impairment	—	—	285,608	—
	39,748	40,493	6,786,250	6,972,799

Gross value added	178,260	(41,685)	4,788,187	4,614,185

Retention
Depreciation and amortization	4,713	3,851	967,894	907,264
Net value added	173,547	(45,536)	3,820,293	3,706,921

Value added transferred in
Interest in earnings (losses) of subsidiaries and associates	(493,236)	824,169	19,049	461,423
Interest in losses of joint ventures	(128,194)	(45,874)	(1,139,047)	(403,908)
Finance income	1,303,826	58,182	2,831,865	615,101
	682,396	836,477	1,711,867	672,616

Value added to be distributed	855,943	790,941	5,532,160	4,379,537

Distribution of value added
Personnel and payroll charges	45,508	54,597	679,116	629,026
Direct remuneration	38,243	41,097	577,358	504,154
Benefits	4,530	3,409	72,222	89,653
FGTS and other	2,735	10,091	29,536	35,219

Taxes, fees and contributions	671,267	(452,371)	2,130,166	1,070,957
Federal	667,807	(457,914)	1,411,485	361,718
State	1	—	683,991	661,006
Municipal	3,459	5,543	34,690	48,233

Financial expenses and rents	1,927,063	1,380,890	4,658,276	2,416,010
Interest and foreign exchange variation	1,827,712	1,371,928	4,275,125	2,306,059
Rents	—	—	19,533	29,077
Other	99,351	8,962	363,618	80,874

Equity remuneration	(1,787,895)	(192,175)	(1,935,398)	263,544
Non-controlling interests	—	—	(147,503)	455,719
Retained losses	(1,787,895)	(192,175)	(1,787,895)	(192,175)

The accompanying notes are an integral part of these individual and consolidated interim financial statements
14

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

1.  Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the ticker “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo (SP). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

As at March 31, 2025, Cosan Corporate (Cosan’s Corporate segment) is formed of the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Bradesco BBI S.A. (“Bradesco”) holds preferred shares corresponding to a 23.20% stake in Cosan Dez Participações S.A. (“Cosan Dez”), which has a direct 88% stake in Compass.
(iii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 12.73% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.09% stake in Raízen S.A. (“Raízen”).
15

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

2  Relevant events during the period
2.1              Investments

Acquisition of DIPI Holdings Ltda by Moove

On September 29, 2024, Cosan Lubrificantes e Especialidades S.A. (“CLE”) entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings Ltda, for the price of R$329,006. The transaction was concluded on January 2, 2025, after all the conditions precedent had been met. The Company made the preliminary recognition of the price allocation, as detailed in Note 6.3.

Incorporation of Cosan Oito S.A.

On January 8, 2025, the Company successfully finalized the merger with Cosan Oito S.A. ("Cosan Oito"), after securing the requisite regulatory approvals. Consequently, all assets, liabilities, and shareholders' equity of Cosan Oito were comprehensively transferred to the Company. See Note 6.1.

Partial disposal of investment in Vale S.A.

On January 16, 2025, the Company sold 173,073,795 Vale S.A. (“Vale”) common shares, representing 4.05% of Vale's share capital, for a net commission of R$8,892,802 (see Note 6.1(b)). After this transaction, the Company kept 4,268,720 Vale common shares, corresponding to 0.10% of the share capital, in the amount of R$ 242,036.

Discontinuation of the operation of the Costa Pinto second generation ethanol (“E2G”) pilot plat

On January 17, 2025, Raízen, jointly controlled by the Company, announced the discontinuation of the recurring operation of Costa Pinto's Second-Generation Ethanol (E2G) pilot plant (Plant 1), located in Piracicaba, São Paulo. The plant, inaugurated in 2015, will operate as a unit dedicated to the testing and future development of biofuel from the harvest starting on April 1, 2025.

The commercial commitments previously linked to Plant 1 will be met by the Bonfim Plant (Plant 2), which is already in operation, and by the Univalem (Plant 3) and Barra (Plant 4) plants, which are in the commissioning phase and will begin operations after obtaining the necessary regulatory authorizations.

Fire incident at Moove’s Industrial Complex

On February 8, 2025, a fire broke out at Moove's Industrial Complex (“CIG”), located in Rio de Janeiro. The incident affected part of the production area and the administrative offices, which were inoperative at the time of the incident, representing 10% of the total area of the complex.

Moove promptly activated all the emergency and risk management protocols to control the incident. The containment measures, implemented through the Moove's contingency plan, were effective in minimizing damage to the structure, the local community and the environment. There were no victims or injuries, and no significant environmental or social impacts were identified.

Bulk lubricant and base oil operations, the tank terminal, maritime operations and pier operations, which account for approximately one third of production, were not affected and continue to operate normally. Moove has begun implementing a continuity plan to re-establish blending and filling operations.

16

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

  Financial evaluation resulting from the fire incident

a)        Operational interruption

The fire has been successfully controlled and is limited to the area where finished lubricant products are manufactured, which remains closed for inspections and assessments. The other operations of the industrial complex (bulk lubricant and base oil operations, tank terminal, marine operations and pier operations) continue to operate, representing between 30% and 35% of total production.

To mitigate the impact of the interruption, Moove implemented the following measures:

(i)  Reallocation of blending and filling to other production plants.

(ii)  Use of strategic alliance to guarantee product availability and supply chain continuity.

(iii)  Production through third-party partners approved.

(iv)   Use of safety stock distributed in the distribution center network.

b)        Insurance coverage

Moove's global operations have comprehensive insurance coverage, which includes operational risks, business interruption damage, civil liability and environmental liability. The indemnity limit for this incident in the affected region totals approximately R$1,200,000. Moove has begun the process of evaluation and inspection with insurers.

c)        Write-off of Assets

Moove will record the write-down of the affected assets in 2025, impacting the balance sheet and the income statement. The loss amount is under review, with the current estimate ranging between R$190,413 and R$285,620 for inventory and fixed asset losses. Of this amount, R$44,756, related to the assets located at the ignition point of the fire, are considered highly probable to be confirmed as lost by March 31, 2025. Estimates of losses related to business interruption are still in the early stages of analysis

Moove has hired a specialized company, knowledgeable about its operations, to conduct a physical inventory of the affected and unaffected assets at the CIG. The objective is to ascertain the actual extent of the loss with greater precision, identify and catalog the affected assets, and measure the impairment losses (cost value less accumulated depreciation), in accordance with CPC 01/IAS 36 – Impairment of Assets. The specialized company will issue a loss assessment report to support the accounting records. As of the date of issuance of these financial statements, the assessment work was not completed due to difficulties in accessing restricted areas and the extent of the work required for events of this magnitude.

Potential corporate reorganization proposal of Rumo Malha Norte

On February 19, 2025, Rumo S.A. (“Rumo”) and Rumo Malha Norte S.A. (“Rumo Malha Norte”) informed their shareholders and the market in general of the approval, by their respective Boards of Directors, of a potential corporate reorganization proposal. The proposal will be submitted for approval by the shareholders of the companies involved at their respective general meetings.

To conduct the negotiation of the exchange ratio in the potential corporate reorganization, special independent committees were set up and their members elected.

If approved, the corporate reorganization will optimize the corporate structure by incorporating the shares of the minority shareholders (0.26% of the share capital) of Rumo Malha Norte into Rumo, converting Rumo Malha Norte into a wholly owned subsidiary of Rumo. The minority shareholders of Rumo Malha Norte who retain their shares until the date of approval of the corporate reorganization by the general meetings of the companies involved will receive common shares in Rumo, in proportion to their holdings in the share capital of Rumo Malha Norte.

Cosan Dez capital reduction

On February 27, 2025, the Company received the amount of R$1,013,760 related to the capital reduction of Cosan Dez, approved at the Extraordinary General Meeting on June 26, 2024.

Redemption of Cosan Nove preferred shares

On March 28, 2025, the Company redeemed 1,087,179,567 preferred shares of Cosan Nove, previously held by Banco Itaú, for the amount of R$ 2,169,000 thousand. After the transaction, the preferred shares were converted into common shares. As a result, the Company's stake in Cosan Nove increased to 87.27% (see Note 6.1).

17

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

2.2              New debts

Early redemptions of debentures

On January 22, 2025, the Company requested the optional early redemption of the 1st Series of the 3rd Issue of Simple Debentures, non-convertible into shares, unsecured, with original maturity in 2028, in the total amount of R$750,000 to be increased by the remuneration calculated pro rata temporis from the date of the last payment until the date of the actual payment and the premium.

Early call (Bond 2027)

On January 29, 2025, the Company informed the market that it had exercised the early redemption clause of the 2027 Bond, maturing in January 2027. The full redemption, in the amount of U.S.$392,000 thousand, equivalent to R$2,250,825, was carried out on March 14, 2025, at the face value of the bonds.

Tender offers - Bonds 2029, 2030 and 2031and debentures

During the first quarter of 2025, the Company made partial repurchases of the 5th and 6th issue of Debentures and securities issued by Cosan Luxembourg S.A. (“Cosan Lux”), specifically Bonds 2029, 2030 and 2031, as detailed in the table below:

Notes	Added value of the principal	Added value paid on repurchase	Interest paid	Prize	Gain/Loss
5.500% Senior notes – 2029	1,347,741	1,228,072	30,487	67,135	52,534
7.500% Senior notes – 2030	1,568,974	1,541,476	16,842	78,522	(51,024)
7.250% Senior notes – 2031	1,594,064	1,544,299	16,798	79,604	(29,839)
5th and 6th Debentures	1,152,469	1,152,469	52,384	(17,714)	(17,714)

Early redemption

On February 12 and 13, 2025, respectively, the Company settled in advance Loan 4.131 in the amount of U.S.$600,000 thousand, equivalent to R$3,462,660, and Debenture in the amount of U.S.$300,000 thousand, equivalent to R$1,733,640, acquired in February 2024 and December 2023, respectively.

With the early settlement of these debts, the Total Return Swap (“TRS”) and Time Deposit operations were also settled, which had been used to internalize debts.

New debts

Segment / Modalities	Date	Incidence of interest	Index	Objective	Funding costs	Value	Maturity
Cosan Corporate
Debenture	03/12/2025	Yearly	CDI + 0,60% p.a.	Ordinary Capital management	(46,633)	1,500,000	01/27/2029
Debenture	03/12/2025	Yearly	CDI + 0,70% p.a.	Ordinary Capital management	(13,797)	500,000	03/27/2030
Debenture	03/12/2025	Yearly	CDI + 1,00% p.a.	Ordinary Capital management	(13,721)	500,000	03/27/2032
Compass
Debenture	01/10/2025	Yearly	DI + spread 0.50% p.a.	OrdinaryCapital management	—	410,000	01/07/2027
Debenture	02/18/2025	Six-monthly	IPCA + 7.44% p.a.	Capital management	(18,546)	800,000	01/15/2033
Loan 4.131	03/20/2025	Yearly	CDI + 0.78%	Investment	(659)	350,000	03/20/2026
Rumo
Debenture	03/28/2025	Yearly	IPCA + 7.47% p.a.	Ordinary Capital management	(17,020)	434,949	03/28/2037
Debenture	03/28/2025	Yearly	IPCA + 7.53% p.a.	Ordinary Capital management	(63,990)	1,365,051	03/28/2040
Moove
Loan 4.131	01/16/2025	Yearly	CDI+0.45% p.a.	Capital management	—	500,000	01/18/2028

18

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

3.  Statement of compliance and material accounting policies

The individual and consolidated interim financial statements were prepared and are being presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, International Accounting Standard (IAS 34) - Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), the Brazilian Corporation Law and the rules of the Brazilian Securities Commission (“CVM”) applicable to the preparation of Quarterly Information (“ITR”).

These interim financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fiscal year ended December 31, 2024 (“annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”). However, selected explanatory notes have been included to clarify events and transactions relevant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The presentation of the Statement of Value-Added Statements (“VAS”), both individual and consolidated, is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies. The DVA was prepared in accordance with the criteria established in Technical Pronouncement CPC 09 - Statement of Value Added. IFRS do not require the presentation of this statement; therefore, it is presented as supplementary information to the individual and consolidated interim financial statements.

These individual and consolidated interim financial statements were prepared using the same basis at preparation and accounting policies adopted in the preparation of the financial statements as of December 31, 2024. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The relevant information specific to the interim financial statements, and only this information, is disclosed and corresponds to the information used by management in the management of the Company.

These interim financial statements were authorized for issue by the Board of Directors on May 15, 2025.

19

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.  Segment information

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements.

Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

(i)	Raízen: operates in the (i) production, commercialization, origination and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (iv) production and commercialization of other renewable products (solar energy and biogas), (v) production, commercialization, origination and trading of sugar and (vi) trading and commercialization of fossil fuels, renewable fuels and lubricants through a franchised network of service stations under the Shell brand throughout the country and in Latin America, operating in Argentina and Paraguay.
(ii)	Compass: its main activities are: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline;
(iii)	Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
(iv)	Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
(v)	Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

(i)	Cosan Corporate: represents the reconciliation of Cosan's corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other operating expenses (income), including pre-operating investments; (ii) equity income from investments; and (iii) financial income attributable to cash and debts of the parent company, intermediate holding companies (Cosan Nove and Cosan Dez), offshore financial companies and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of Joint Venture”

20

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Period of three months ended March 31, 2025
	Reported segments						Reconciliation		Consolidated
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
Statement of profit or loss
Net sales	57,726,722	4,209,600	2,341,582	2,966,750	152,078	48	(57,726,722)	(7,457)	9,662,601
Cost of sales	(55,826,827)	(3,395,697)	(1,710,940)	(1,683,563)	(9,162)	—	55,826,827	7,457	(6,791,905)
Gross profit	1,899,895	813,903	630,642	1,283,187	142,916	48	(1,899,895)	—	2,870,696
Selling expenses	(1,767,477)	(53,956)	(371,841)	(14,259)	—	—	1,767,477	—	(440,056)
General and administrative expenses	(504,617)	(181,465)	(123,242)	(149,241)	(21,875)	(59,209)	504,617	—	(535,032)
Other income (expenses), net	(28,717)	384,044	(68)	(317,443)	(1,867)	173,856	28,717	—	238,522
Interest in earnings of associates	(35,548)	25,204	—	(6,151)	21,618	369,663	35,548	(391,285)	19,049
Interest in earnings of joint ventures	—	—	—	(3,290)	—	(1,135,757)	—	—	(1,139,047)
Financial result	(1,946,445)	(370,481)	(58,152)	(767,659)	14,022	(720,725)	1,946,445	—	(1,902,995)
Finance expense	(2,109,564)	(563,042)	(93,932)	(928,059)	(671)	(1,127,938)	2,109,564	—	(2,713,642)
Finance income	458,649	204,674	36,616	313,563	14,693	468,355	(458,649)	—	1,037,901
Foreign exchange variation	1,925,882	161,376	69,913	460,718	—	1,101,957	(1,925,882)	—	1,793,964
Net effect of derivatives	(2,221,412)	(173,489)	(70,749)	(613,881)	—	(1,163,099)	2,221,412	—	(2,021,218)
Income tax	(173,469)	(196,797)	(47,303)	(122,322)	(20,626)	(659,487)	173,469	—	(1,046,535)
Net profit for the period	(2,556,378)	420,452	30,036	(97,178)	134,188	(2,031,611)	2,556,378	(391,285)	(1,935,398)

Profit or loss attributed to:
Owners of the Company	(2,577,345)	346,486	21,028	(30,363)	54,134	(1,787,895)	2,577,345	(391,285)	(1,787,895)
Non-controlling interest	20,967	73,966	9,008	(66,815)	80,054	(243,716)	(20,967)	—	(147,503)
	(2,556,378)	420,452	30,036	(97,178)	134,188	(2,031,611)	2,556,378	(391,285)	(1,935,398)

Other selected information
Depreciation and amortization	2,216,529	309,313	97,008	556,776	68	4,729	(2,216,529)	—	967,894
EBITDA	1,780,065	1,297,043	232,499	1,349,579	140,860	(646,670)	(1,780,065)	(391,285)	1,982,026
Additions to fixed assets, intangible assets and contract assets	4,423,446	465,701	45,682	1,764,569	5,159	3,798	(4,423,446)	—	2,284,909
									—
EBITDA reconciliation									—
Income for the period	(2,556,378)	420,452	30,036	(97,178)	134,188	(2,031,611)	2,556,378	(391,285)	(1,935,398)
Income taxes and social contribution	173,469	196,797	47,303	122,322	20,626	659,487	(173,469)	—	1,046,535
Financial result	1,946,445	370,481	58,152	767,659	(14,022)	720,725	(1,946,445)	—	1,902,995
Depreciation and amortization	2,216,529	309,313	97,008	556,776	68	4,729	(2,216,529)	—	967,894
EBITDA	1,780,065	1,297,043	232,499	1,349,579	140,860	(646,670)	(1,780,065)	(391,285)	1,982,026

21

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Period of three months ended March 31, 2024
	Reported segments					Reconciliation			Consolidated
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
Statement of profit or loss
Net sales	53,657,046	4,135,168	2,439,592	3,146,017	136,567	7	(53,657,046)	(15,295)	9,842,056
Cost of sales	(49,921,053)	(3,358,766)	(1,758,889)	(1,826,033)	—	(44)	49,921,053	15,295	(6,928,437)
Gross profit	3,735,993	776,402	680,703	1,319,984	136,567	(37)	(3,735,993)	—	2,913,619
Selling expenses	(1,579,848)	(43,326)	(306,490)	(11,588)	—	—	1,579,848	—	(361,404)
General and administrative expenses	(930,404)	(173,833)	(134,169)	(151,817)	(18,385)	(105,051)	930,404	—	(583,255)
Other income (expenses), net	(45,200)	54,525	19,290	(56,651)	(2,166)	(14,237)	45,200	—	761
Interest in earnings of associates	(66,352)	29,082	—	6,466	19,949	942,140	66,352	(536,214)	461,423
Interest in earnings of joint ventures	—	—	—	(837)	—	(403,071)	—	—	(403,908)
Financial result	(1,715,131)	(204,019)	1,223	(621,079)	8,561	(964,015)	1,715,131	—	(1,779,329)
Finance expense	(1,245,021)	(403,568)	1,691	(791,132)	(1,567)	(669,979)	1,245,021	—	(1,864,555)
Finance income	236,924	246,942	22,694	240,638	10,128	94,699	(236,924)	—	615,101
Foreign exchange variation	(537,048)	(59,792)	(23,162)	(173,095)	—	(275,169)	537,048	—	(531,218)
Net effect of derivatives	(169,986)	12,399	—	102,510	—	(113,566)	169,986	—	1,343
Income tax	(306,554)	(120,728)	(79,901)	(116,141)	(18,480)	350,887	306,554	—	15,637
Net profit for the period	(907,496)	318,103	180,656	368,337	126,046	(193,384)	907,496	(536,214)	263,544

Profit or loss attributed to:
Owners of the Company	(906,094)	247,480	126,449	112,242	50,042	(192,174)	906,094	(536,214)	(192,175)
Non-controlling interest	(1,402)	70,623	54,207	256,095	76,004	(1,210)	1,402	—	455,719
	(907,496)	318,103	180,656	368,337	126,046	(193,384)	907,496	(536,214)	263,544

Other selected information
Depreciation and amortization	2,765,658	250,418	69,606	583,303	68	3,869	(2,765,658)	—	907,264
EBITDA	3,879,847	893,268	328,940	1,688,860	136,033	423,613	(3,879,847)	(536,214)	2,934,500
Additions to fixed assets, intangible assets and contract assets	5,016,672	531,354	34,488	967,106	1,740	1,160	(5,016,672)	—	1,535,848

EBITDA reconciliation
Income for the period	(907,496)	318,103	180,656	368,337	126,046	(193,384)	907,496	(536,214)	263,544
Income taxes and social contribution	306,554	120,728	79,901	116,141	18,480	(350,887)	(306,554)	—	(15,637)
Financial result	1,715,131	204,019	(1,223)	621,079	(8,561)	964,015	(1,715,131)	—	1,779,329
Depreciation and amortization	2,765,658	250,418	69,606	583,303	68	3,869	(2,765,658)	—	907,264
EBITDA	3,879,847	893,268	328,940	1,688,860	136,033	423,613	(3,879,847)	(536,214)	2,934,500

22

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	March 31, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	21,721,394	3,092,626	613,928	7,853,486	39,997	3,209,046	(21,721,394)	—	14,809,083
Marketable securities	1,148,076	804,014	361,312	681,178	331,794	1,002,067	(1,148,076)	—	3,180,365
Trade receivables	8,351,356	2,072,727	1,120,409	753,328	415,618	—	(8,351,356)	—	4,362,082
Derivative financial instruments	12,805,150	170,300	82,349	1,498,135	—	340,254	(12,805,150)	—	2,091,038
Inventories	10,972,184	262,196	1,451,105	328,152	—	—	(10,972,184)	—	2,041,453
Sectorial financial assets	—	749,854	—	—	—	—	—	—	749,854
Other financial assets	89,874	3,932	716	—	—	—	(89,874)	—	4,648
Other current assets	9,622,458	752,671	316,315	1,077,479	52,437	2,518,051	(9,622,458)	(831,395)	3,885,558
Other non-current assets	15,628,378	1,773,875	245,003	3,551,869	25,139	2,072,226	(15,628,378)	(146,314)	7,521,798
Investments in subsidiaries and associates	—	1,294,520	—	247,822	92,422	15,490,638	—	(15,575,628)	1,549,774
Investments in joint ventures	2,033,708	—	—	52,830	—	9,487,640	(2,033,708)	—	9,540,470
Biological assets	3,514,712	—	—	—	—	—	(3,514,712)	—	—
Investment property	—	—	—	—	16,824,078	—	—	—	16,824,078
Contract assets	2,876,196	959,977	18,155	—	—	—	(2,876,196)	—	978,132
Right-of-use assets	9,641,510	1,557,971	317,173	7,700,662	2,986	18,015	(9,641,510)	—	9,596,807
Property, plant and equipment	40,363,834	1,637,114	914,711	21,157,337	15	51,512	(40,363,834)	—	23,760,689
Intangible assets and goodwill	9,388,616	16,898,236	3,161,007	6,520,377	—	10,768	(9,388,616)	—	26,590,388
Loans, borrowings and debentures	(57,970,370)	(13,908,996)	(3,893,194)	(20,969,942)	—	(21,908,522)	57,970,370	—	(60,680,654)
Derivative financial instruments - liabilities	(11,302,692)	(340,214)	(58,520)	(1,788,750)	—	(192,379)	11,302,692	—	(2,379,863)
Trade payables	(21,841,950)	(1,543,939)	(1,386,589)	(953,477)	(20,658)	(1,439)	21,841,950	—	(3,906,102)
Employee benefits payables	(1,075,608)	(192,647)	(71,721)	(246,159)	—	(13,191)	1,075,608	—	(523,718)
Sectorial financial liabilities	—	(2,088,411)	—	—	—	—	—	—	(2,088,411)
Other current liabilities	(9,832,462)	(1,242,418)	(365,990)	(1,190,509)	(125,873)	(605,212)	9,832,462	313,960	(3,216,042)
Leases	(10,445,900)	(1,964,767)	(329,218)	(4,070,017)	(3,225)	(24,680)	10,445,900	—	(6,391,907)
Other non-current liabilities	(13,542,940)	(3,538,721)	(616,817)	(7,398,455)	(580,514)	(2,057,781)	13,542,940	663,746	(13,528,542)
Total assets (net of liabilities) allocated by segment	22,145,524	7,209,900	1,880,134	14,805,346	17,054,216	9,397,013	(22,145,524)	(15,575,631)	34,770,978
Total assets	148,157,446	32,030,013	8,602,183	51,422,655	17,784,486	34,200,217	(148,157,446)	(16,553,337)	127,486,217

Shareholders’ equity attributable to:
Owners of the Company	21,558,116	4,488,988	1,318,769	4,437,298	5,330,576	7,891,663	(21,558,116)	(15,575,631)	7,891,663
Non-controlling interest	587,408	2,720,912	561,365	10,368,048	11,723,640	1,505,350	(587,408)	—	26,879,315
Total shareholders’ equity	22,145,524	7,209,900	1,880,134	14,805,346	17,054,216	9,397,013	(22,145,524)	(15,575,631)	34,770,978

23

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	December 31, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Balance sheet items:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments - assets	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investments in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investments in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets and goodwill	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivative financial instruments	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total assets (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total assets	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902

Shareholders’ equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interest	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders’ equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
24

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.1 Net sales to external customers by product/customer type

	Period of three months ended March 31,
	2025	2024
Reported segment
Raízen
Ethanol	6,807,576	5,609,583
Sugar	6,562,652	7,761,595
Gasoline	16,819,588	15,572,382
Diesel	23,238,684	21,612,340
Cogeneration	1,637,922	860,599
Other	2,660,300	2,240,547
	57,726,722	53,657,046
Compass
Natural gas distribution
Industrial	2,469,442	2,800,989
Residential	524,343	458,892
Cogeneration	111,346	138,037
Automotive	111,236	120,383
Commercial	210,759	193,291
Construction revenue	304,129	320,030
Other	91,381	103,546
	3,822,636	4,135,168
Marketing & services
Gas commercialization	386,964	—
	4,209,600	4,135,168
Moove
Finished product	2,045,129	2,102,621
Base oil	141,743	168,941
Services	154,710	168,030
	2,341,582	2,439,592
Rumo
North operations	2,387,684	2,434,633
South operations	406,410	563,131
Container operations	172,656	148,253
	2,966,750	3,146,017
Radar
Lease and sale of land	152,078	136,567
	152,078	136,567
Reconciliation
Cosan Corporate	48	7

Deconsolidation of joint venture, adjustments and eliminations	(57,734,179)	(53,672,341)

Total	9,662,601	9,842,056

25

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.2  Information on geographical area
	Net sales
	Period of three months ended March 31,
	2025	2024
Brazil	8,166,677	8,518,307
Europe (i)	818,667	696,739
Latin America (ii)	109,769	56,416
United States of America	567,488	570,594
Total	9,662,601	9,842,056
(i)	England, France, Spain and Portugal.
(ii)	Argentina, Bolivia, Uruguay and Paraguay.

5.  Financial assets and liabilities

 The Company's financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	223,537	986,278	746,406	2,122,442
Marketable securities		872,119	805,335	3,180,365	3,386,301
Derivative financial instruments	5.3	340,255	1,565,495	2,091,038	3,799,328
Other financial assets		—	—	4,648	4,495
		1,435,911	3,357,108	6,022,457	9,312,566
Amortized cost
Cash and cash equivalents		2,508,985	1,214,989	14,062,677	14,781,100
Trade receivables		—	—	4,362,082	3,995,734
Restricted cash		184	—	286,321	174,303
Receivables from related parties	5.4	346,204	406,981	364,663	399,889
Sectorial financial assets		—	—	749,854	731,642
Judicial deposits	10	419,029	416,969	1,085,085	1,056,690
Dividends and interest on equity receivable		14,194	19,377	33,621	153,548
Reduction of capital receivable		—	1,013,714	—	—
		3,288,596	3,072,030	20,944,303	21,292,906
Total		4,724,507	6,429,138	26,966,760	30,605,472
Liabilities
Amortized cost
Loans, borrowings and debentures		(16,092,111)	(21,350,555)	(34,212,435)	(38,161,392)
Trade payables	5.5	(1,304)	(2,900)	(3,906,102)	(5,187,849)
Consideration payable		—	—	(173,746)	(246,256)
Other financial liabilities (i)		—	—	(978,640)	(1,067,839)
Leases		(24,678)	(24,459)	(6,391,907)	(6,509,753)
Railroad concession payable		—	—	(3,840,527)	(3,721,190)
Related parties payable	5.4	(5,737,780)	(7,263,024)	(435,171)	(417,488)
Dividends payable	11	(39)	(3,495)	(55,086)	(96,722)
Reduction of capital payable		—	—	—	(486,285)
Sectorial financial liabilities		—	—	(67,001)	(64,718)
Installment of tax debts		(135,773)	(219,429)	(154,258)	(254,302)
		(21,991,685)	(28,863,862)	(50,214,873)	(56,213,794)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(26,468,219)	(28,294,034)
Derivative financial instruments	5.3	(192,379)	(1,104,874)	(2,379,863)	(3,470,204)
		(192,379)	(1,104,874)	(28,848,082)	(31,764,238)
Total		(22,184,064)	(29,968,736)	(79,062,955)	(87,978,032)
(i)	The Company's subsidiaries adopt strategies to optimize working capital efficiency, including extending payment terms with their suppliers and entering into structured payment agreements (commonly referred to reverse factoring or drawn risk) with financial institutions.
26

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.1              Cash and cash equivalents
	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Cash and bank accounts	280	414	952,971	958,738
Savings account	45,689	48,831	734,502	485,393
Financial Investments	2,686,553	2,152,022	13,121,610	15,459,411
	2,732,522	2,201,267	14,809,083	16,903,542

Financial investments include the following:

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Applications in investment funds
Repurchase Agreements	—	400,251	392,075	1,493,278
Certificate of bank deposits - CDB	223,537	586,027	354,331	604,398
Other investments	—	—	—	24,766
	223,537	986,278	746,406	2,122,442

Applications in banks
Repurchase agreements	—	—	164,488	236,101
Certificate of bank deposits - CDB	2,462,993	1,165,549	12,191,250	12,102,078
Other	23	195	19,466	998,790
	2,463,016	1,165,744	12,375,204	13,336,969
	2,686,553	2,152,022	13,121,610	15,459,411
5.2              Loans, borrowings and debentures

a)      Composition

	Interest		Parent Company
Description	Average debt index	Average annual interest rate	March 31, 2025	December 31, 2024
Debenture	CDI + 1.30%	15.63%	11,191,201	10,554,301
Debenture	IPCA + 5.75%	11.53%	435,674	433,499
Debenture	Prefixed	7.52%	3,439,505	5,636,584
Commercial bank notes	CDI + 1.77%	16.17%	1,025,731	1,020,037
Loan 4.131	Prefixed		—	3,706,134
Total			16,092,111	21,350,555

Current			360,607	347,032
Non-current			15,731,504	21,003,523

27

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest		Consolidated
Description	Average debt index	Average annual interest rate	March 31, 2025	December 31, 2024
Cosan Corporate
Debenture	CDI + 1.30%	15.63%	11,191,201	10,554,301
Debenture	IPCA + 5.75%	11.53%	435,674	433,499
Commercial bank notes	CDI + 1.77%	16.17%	1,025,731	1,020,037
Perpetual Notes	Prefixed	8.25%	2,907,288	3,135,174
Senior Notes	Prefixed	6.52%	6,348,627	14,181,589
			21,908,521	29,324,600
Compass
BNDES	IPCA + 4.63%	10.36%	2,917,700	3,034,743
Debenture	CDI + 1.13%	15.43%	5,573,711	5,378,989
Loan 4.131	Prefixed	4.04%	874,686	2,695,565
Loan 4.131	CDI 0.78%	15.04%	350,706	—
Debenture (Law 12.431)	IPCA + 6.44%	12.27%	3,797,425	2,956,899
Debenture	IGPM + 6.10%	15.20%	394,768	382,837
			13,908,996	14,449,033
Moove
Offshore loan 4.131	Prefixed	5.50%	14,770	15,729
Loan 4.131	CDI + 0.45%	14.66%	512,809	—
Acquisition Finance	SOFR + 1.50%	5.70%	2,180,875	2,346,950
Working capital	SONIA + 1.30%	5.50%	297,210	272,318
Export Credit Note	SOFR + 1.30%	5.50%	300,518	316,442
Export Prepayment	SOFR+ 1.40%	5.60%	587,013	607,136
			3,893,195	3,558,575
Rumo
ACF	IPCA + 6.48%	12.30%	310,078	299,706
BNDES	URTJLP + 2.06%	10.12%	1,752,969	1,861,658
CCB	IPCA + 0.94%	6.46%	862,873	874,513
Debenture	CDI + 0.70%	13.94%	250,187	—
Debenture (Law 12.431)	IPCA + 5.56%	11.33%	12,677,510	10,722,182
Export Credit Agency ("ECA")	Euribor + 0.58%	2.97%	4,497	38,525
NCE			—	276,661
Senior Notes	Prefixed	4.73%	5,111,828	5,049,973
			20,969,942	19,123,218

Total			60,680,654	66,455,426

Current			2,628,017	4,403,148
Non current			58,052,637	62,052,278

28

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)      Changes in loans, borrowings and debentures

	Parent Company	Consolidated
Balance as of January 1, 2025	21,350,555	66,455,426
Proceeds	2,442,980	6,486,495
Repayment of principal	(7,148,782)	(11,504,819)
Payment of interest	(459,313)	(1,271,271)
Payment of interest on work in progress	—	(26,883)
Acquisition of subsidiaries (Note 6.3)	—	77,002
Interest, exchange rate and fair value	(93,329)	464,704
Balance as of March 31, 2025	16,092,111	60,680,654

c)      Offset of assets and liabilities

	Segment	March 31, 2025	December 31, 2024
Assets
Credit Linked Notes	Rumo	5,802,074	6,334,168
Time deposit	Cosan Corporate	—	3,718,105
TRS	Cosan Corporate	3,441,726	5,640,466
Total		9,243,800	15,692,739

Liabilities
NCEs	Rumo	(5,802,074)	(6,334,168)
Loan 4.131 (i)	Cosan Corporate	—	(3,718,105)
Debenture	Cosan Corporate	(3,441,726)	(5,640,466)
Total		(9,243,800)	(15,692,739)
Net balance		—	—

(i)	The balance of Loan 4.131 was settled as mentioned in Note 2.2.

d)      Restrictive Clauses

The Company and its subsidiaries are required to comply with the financial clauses per the terms of the main loan lines both financial and non-financial, as set forth in the loan and financing agreements

As of March 31, 2025, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive covenants. The terms of the loans include cross-default provisions.

29

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.3             Derivative financial instruments

The Company uses swap instruments, whose fair value is determined from discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Exchange rate derivatives
Forward agreements	—	942,987	—	18,402	190,813	1,042,896	(14,703)	28,392
FX option agreements	—	—	—	—	328,500	411,000	2,828	3,096
	—	942,987	—	18,402	519,313	1,453,896	(11,875)	31,488
Commodity derivatives
Forward contract - NDF	—	—	—	—	28,985	21,174	(3,103)	(7,158)
	—	—	—	—	28,985	21,174	(3,103)	(7,158)
Foreign exchange and interest rate risk
Swap agreements (interest rate)	350,000	350,000	6,974	(4,705)	6,346,736	6,453,930	(240,533)	(364,783)
Swap agreements (interest and FX)	8,562,589	13,686,022	212,842	1,520,581	16,396,935	20,195,459	133,592	1,912,553
Swap agreements (interest and inflation)	—	—	—	—	14,841,711	12,247,351	(94,965)	(246,660)
	8,912,589	14,036,022	219,816	1,515,876	37,585,382	38,896,740	(201,906)	1,301,110
Share price risk
Swap agreements - (TRS)	944,593	1,817,821	(144,037)	(1,073,657)	944,593	1,817,821	(144,038)	(1,073,657)
Call Spread	9,510,160	—	72,097	—	9,510,160	4,667,709	72,097	77,341
	10,454,753	1,817,821	(71,940)	(1,073,657)	10,454,753	6,485,530	(71,941)	(996,316)

Total financial instruments			147,876	460,621			(288,825)	329,124
Current assets			13,804	18,402			78,582	905,341
Non-current assets			326,451	1,547,093			2,012,456	2,893,987
Current liabilities			(152,414)	(1,074,991)			(1,820,126)	(2,504,117)
Non-current liabilities			(39,965)	(29,883)			(559,737)	(966,087)
Total			147,876	460,621			(288,825)	329,124

Below, we present the breakdown of the registration value of debt and non-debt derivative financial instruments:

	Parent company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Derivative financial instruments	219,816	1,534,278	(201,907)	1,319,512
Non-derivative financial instruments	(71,940)	(1,073,657)	(86,918)	(990,388)
	147,876	460,621	(288,825)	329,124

Derivatives are only used for economic hedging purposes and not as speculative investments.

30

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)     Fair value hedge

The Company, through its subsidiaries, adopts fair value hedge accounting for some of its operations.

There is an economic relationship between the hedged item and the hedging instrument because the terms of the interest and FX rate swap correspond to the terms of the fixed-rate loan, i.e., notional amount, term, and payment. Since the underlying risk of the interest and FX rate swap is identical to the hedged risk component, the Company has established a hedge ratio of 1:1 for its hedging relationships. The Company employs the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk in order to evaluate the effectiveness of the hedge. According to the Company's assessment, the sources of hedge ineffectiveness that are most likely to impact the hedge relationship during its term are: (i) a reduction or change in the hedged item; and (ii) a change in the Company's or the contracted swap counterparty's credit risk. The following amounts were associated with the items designated as hedging instruments:

					Registered value		Accumulated fair value of hedge adjustments
	Subsidiary	Index	Unit	Notional	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
FX rate risk hedge
Loans, borrowings and debentures
Designated items
PPE	Moove	US$ + 1.40%	BRL	(100,000)	(587,013)	(620,690)	(3,313)	(13,554)
NCE	Moove	US$ + 1.30%	BRL	(50,000)	(300,518)	(320,606)	935	(4,164)
Senior Notes 2028	Rumo	US$ + 5.30%	BRL	(2,791,600)	(2,513,070)	(2,631,834)	(372,643)	(519,686)
Senior Notes 2032	Rumo	US$ + 4.20%	BRL	(2,824,075)	(2,598,757)	(2,418,140)	(250,886)	(687,411)
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	(25,341)	—	(131,663)
Total				(5,765,675)	(5,999,358)	(6,016,611)	(625,907)	(1,356,478)
Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Projet VIII	Comgás	IPCA + 3.25%	BRL	(770,832)	(678,594)	(678,785)	99,608	100,511
Debenture	Rumo	IPCA + 5.56%	BRL	(11,989,276)	(11,750,953)	(9,719,039)	(1,852,805)	(1,851,762)
ACF	Rumo	IPCA + 6.48%	BRL	(312,528)	(310,078)	(299,706)	(13,085)	(13,635)
Finem	Rumo	TLP + 2.06%	BRL	(21,661)	(21,912)	(25,764)	(2,115)	(2,212)
CCB	Rumo	IPCA + 0.94%	BRL	(932,077)	(862,873)	(874,513)	(67,815)	(63,520)
Total				(14,026,374)	(13,624,410)	(11,597,807)	(1,836,212)	(1,830,618)

31

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

					Registered value
					March 31, 2025		December 31, 2024
	Subsidiary	Index	Unit	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial instruments
PPE	Moove	CDI + 0,79%	BRL	100,000	18,389	—	66,126	—
NCE	Moove	CDI + 0,60%	BRL	50,000	5,440	—	28,452	—
Swap Senior Notes 2028	Rumo	US$ + 5,30%	BRL	2,791,600	2,533,210	2,651,325	2,657,287	2,707,334
Swap Senior Notes 2032	Rumo	US$ + 4,20%	BRL	2,824,075	2,645,336	2,645,207	4,039,312	3,926,328
Total				5,765,675	5,202,375	5,296,532	6,791,177	6,633,662
Interest rate risk hedge
Derivative financial instruments
BNDES Projet VIII	Comgás	99.75% CDI	BRL	770,832	677,590	774,802	693,704	795,268
Swaps Debentures	Rumo	IPCA + 5.56%	BRL	11,989,276	12,120,960	12,352,600	10,016,793	10,377,790
ACF	Rumo	IPCA + 6.48%	BRL	312,528	315,260	327,926	304,962	318,827
Finem	Rumo	TLP + 2.06%	BRL	21,661	23,043	21,768	23,552	22,614
CCB	Rumo	IPCA + 0.94%	BRL	932,077	871,176	936,069	882,930	946,589
Total				14,026,374	14,008,029	14,413,165	11,921,941	12,461,088

32

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)     Fair value option

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss as below:

			Registered Value		Accumulated fair value
		Notional	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	U.S.$ + 7.00%	—	—	(2,475,674)	—	(1,540,318)
Export Credit Agreement (Rumo)	EUR + 0.58%	(19,027)	(4,497)	(38,525)	(23,024)	(713)
Scotiabank 2022	U.S.$ + 2.51%	—	—	(1,245,669)	—	3,580
Scotiabank 2023	U.S.$ + 4.76%	(749,310)	(874,686)	(926,262)	(1,558)	5,920
BNP Paribas 2024	EUR + 5,74%	—	—	(523,634)	—	(19,408)
Total		(768,337)	(879,183)	(5,209,764)	(24,582)	(1,550,939)

FX rate risk
Items
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(95,685)	(83,613)	(88,477)	12,821	3,288
BNDES Project VIII (Comgás)	IPCA + 3.25%	(608,373)	(608,372)	(639,325)	40,335	39,439
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(566,159)	(554,820)	52,457	54,110
BNDES Project IX - Sub A (Comgás)	IPCA + 5.74%	(306,207)	(293,423)	(287,962)	21,633	22,242
BNDES Project IX - Sub A (Comgás)	IPCA + 5.74%	(196,598)	(188,198)	(184,883)	10,623	10,864
BNDES Project IX - Sub B (Comgás)	IPCA + 6.01%	(315,186)	(301,449)	(295,695)	23,230	23,999
Debenture 6th issue - single series (Comgás)	IPCA + 7.36%	(38,273)	(42,795)	(41,436)	1,017	718
Debenture 4th issue - 3rd series (Comgás)	IPCA + 5.12%	(500,000)	(517,475)	(512,946)	88,700	88,728
Debenture 9th issue - 1st series (Comgás)	IPCA + 5.22%	(500,000)	(470,604)	(466,173)	133,127	133,379
Debenture 11th issue - 1st series (Comgás)	IPCA + 6.38%	(750,000)	(690,997)	(685,420)	72,587	72,780
Debenture 9th issue - 2nd series (Comgás)	IPCA + 6.45%	(750,000)	(665,734)	(662,782)	88,157	85,912
Debenture 12th issue - single series (Comgás)	IPCA + 7.17%	(600,000)	(609,892)	(588,142)	(8,966)	(10,096)
Debenture 2nd issue - single series (Comgás)	IPCA + 7.44%	(800,000)	(818,277)	—	(18,277)	—
Debenture (Rumo)	IPCA + 4.68%	(120,000)	(164,881)	(248,085)	(93)	(59,916)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(761,675)	(755,061)	(148)	(96,457)
Total		(6.745,904)	(6,783,544)	(6,011,207)	571,203	368,990

33

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

			Registered Value
		Notional	March 31, 2025	December 31, 2024
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.48% CDI	—	—	217,523
FX and interest rate swaps (Rumo)	BRL + 108% CDI	19,027	(14,697)	12,253
Scotiabank 2022	CDI + 1.20%	—	—	95,971
Scotiabank 2023	CDI + 1.30%	749,310	92,571	169,185
BNP Paribas 2024	CDI + 1.35%	—	—	55,805
Total derivatives		768,337	77,874	550,737

Derivative instruments
BNDES Projects VI and VII (Comgás)	87.50% CDI	95,685	(2,961)	(3,332)
BNDES Project VIII (Comgás)	82.94% CDI	608,373	(38,187)	(39,834)
BNDES Project IX (Comgás)	98.90% CDI	565,582	12,091	1,394
BNDES Project IX - Sub A (Comgás)	95.55% CDI	306,207	(9,205)	(14,383)
BNDES Project IX - Sub A (Comgás)	92.35% CDI	196,598	(5,798)	(8,929)
BNDES Project IX - Sub B (Comgás)	98.49% CDI	315,186	(10,529)	(15,994)
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	38,273	3,204	3,203
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	23,252	5,192
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	(21,212)	(39,535)
Debenture 11th issue - 1st series (Comgás)	100.45% CDI	750,000	(52,383)	(71,755)
Debenture 11th issue - 2nd series (Comgás)	99.70% CDI	750,000	(68,014)	(84,963)
Debenture 12th issue - single series (Comgás)	95.66% CDI	600,000	14,532	10,424
Debenture 2nd issue - single series (Comgás)	97.40% CDI	800,000	4,915	—
Debenture (Rumo)	107.00% CDI	120,000	43,074	60,419
Debenture (Rumo)	103.00% CDI	600,000	152,987	130,505
Total derivatives		6,745,904	45,766	(67,588)

34

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)      Cash flow hedge

The indirect subsidiary Edge Comercialização S.A. entered into a natural gas sales contract (Brent risk) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

The expected benefits of this contract are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial results of hedging instruments, protecting the subsidiary's margins, maintaining predictability in its costs or revenues and ensuring greater stability in operating results.

The indirect subsidiary TRSP Terminal de Regaseificação de São Paulo (“TRSP”) has adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments - lease liabilities in US dollars already contracted.

In order to mitigate the effects of exchange rate volatility on future cash flows, the subsidiary Rumo entered into derivative financial instruments in the form of swap transactions and designated cash flow hedges.  The hedge relationship was formally designated and documented at the start of the operation, demonstrating that the hedge is effective in offsetting variations in cash flows attributable to exchange rate risk. The effects of this hedge are recognized in equity, under “Other Comprehensive Income”.

The impacts recognized in the equity of subsidiaries and the estimates of realization in equity are shown below:

					Change in fair value used to measure hedge ineffectiveness		Registered value
	Subsidiary	Risk	Unit	Notional	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Financial instruments
Derivative futures	Edge	NDF	BRL	127,155	(3,195)	—	(6,245)	—
Leasing	TRSP	FX rate	BRL	3,679,794	—	—	(294,584)	(446,224)
Swap exchange rate and interest	Rumo	FX rate	BRL	644,164	—	—	(62,967)	—
Total				4,451,113	(3,195)	—	(363,796)	(446,224)

The effect of cash flow hedge on the income statement and other comprehensive income is shown below:

				Write-offs		Ineffectiveness
	Subsidiary	Balance as of January 1, 2025	Other Comprehensive income	Net sales	Cost of sales	Cost of sales	Finance results	Balance as of March 31, 2025
Financial instruments
Derivative futures	Edge	—	(9,441)	—	1,840	1,356	—	(6,245)
Leasing	TRSP	(446,224)	146,851	4,311	—	—	478	(294,584)
Swap exchange rate and interest	Rumo	—	(62,967)	—	—	—	—	(62,967)
		(446,224)	74,443	4,311	1,840	1,356	478	(363,796)

35

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.4              Related parties

   a)        Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current assets
Commercial operations
Raízen S.A.	10,262	5,241	69,270	72,518
Rumo S.A.	32,113	25,706	—	—
CLI Sul S.A.	10	10	22,785	19,458
Cosan Lubrificantes e Especialidades S.A.	5,893	14,164	—	—
Compass Gás e Energia S.A.	18,329	18,561	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	48,109	36,985
Other	2,858	2,688	4,460	6,938
	69,465	66,370	158,910	150,185
Financial and corporate operations
Raízen S.A.	17,314	45,173	17,315	45,173
Cosan Lubrificantes e Especialidades S.A.	5,391	—	—	—
Brado Logística S.A.	52,356	—	52,356	—
Cosan Luxembourg S.A.	2,556	2,556	—	—
Other	—	—	3,972	1,705
	77,617	47,729	73,643	46,878
Total current assets	147,082	114,099	232,553	197,063

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	17,857	21,438
	—	—	17,857	21,438
Financial and corporate operations
Raízen S.A.	25,649	28,864	35,718	26,920
Cosan Lubrificantes e Especialidades S.A.	94,938	109,550	—	—
Ligga S.A.	78,535	154,468	78,535	154,468
	199,122	292,882	114,253	181,388
Total non-current assets	199,122	292,882	132,110	202,826
Related parties receivables	346,204	406,981	364,663	399,889

36

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current liabilities
Commercial operations
Raízen S.A.	10,513	8,176	349,606	303,656
Termag - Terminal Marítimo de Guarujá S.A.	—	—	1,305	8,149
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	20,092	45,119
Other	508	64	1,797	1,932
	11,021	8,240	372,800	358,856
Financial and corporate operations
Raízen S.A.	59,997	56,478	61,293	57,554
Cosan Overseas Limited	37,104	40,012	—	—
Cosan Luxembourg S.A.	18,035	105,890	—	—
	115,136	202,380	61,293	57,554
Total current liabilities	126,157	210,620	434,093	416,410
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	623,444	591,491	—	—
Cosan Luxembourg S.A.	2,095,903	3,342,012	—	—
Cosan Overseas Limited	2,891,198	3,117,823	—	—
Raízen S.A.	1,078	1,078	1,078	1,078
Total non-current liabilities	5,611,623	7,052,404	1,078	1,078
Payables to related parties	5,737,780	7,263,024	435,171	417,488

b)        Transactions with related parties:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2025
Operating income
Raízen S.A.	—	—	133,069	255,396
CLI Sul S.A.	—	—	3,663	4,346
	—	—	136,732	259,742
Purchase of goods / inputs / services
Raízen S.A.	(30)	—	(507,627)	(522,714)
Termag - Terminal Marítimo de Guarujá S.A.	—	—	(1,250)	—
	(30)	—	(508,877)	(522,714)
Shared income (expenses)
Compass Gás e Energia S.A.	9,024	(2)	—	—
Companhia de Gás de São Paulo - COMGÁS	14	8,683	—	—
Comercializadora S/A	—	14	—	—
Cosan Lubrificantes e Especialidades S.A.	3,092	1,597	—	—
Raízen S.A.	481	(866)	(24,285)	(20,164)
Rumo S.A.	16,932	1,484	—	—
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	(25,124)	(25,652)
Other	2	(15)	2	(15)
	29,545	10,895	(49,407)	(45,831)
Finance result
Cosan Luxembourg S.A.	163,816	(155,597)	—	—
Cosan Overseas Limited	168,990	(130,249)	—	—
Raízen S.A.	(10,507)	—	(10,507)	—
Moove Lubrificantes Limited	(5)	—	—	—
Aldwych Temple Venture Capital Limited	5,171	—	5,171	—
	327,465	(285,846)	(5,336)	—
Total	356,980	(274,951)	(426,888)	(308,803)

37

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)        Managers’ and directors’ compensation:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Short-term benefits to employees and directors	9,446	8,725	39,992	30,643
Share-based compensation	3,351	13,868	7,632	18,915
Post-employment benefits	54	129	602	538
Employment termination benefits	—	1,645	—	1,645
Other long-term benefits	—	—	486	890
	12,851	24,367	48,712	52,631

5.5        Trade payables

	Parent Company		Consolidated
	March 31, 2024	December 31, 2024	March 31, 2025	December 31, 2024
Material and services suppliers	1,304	2,744	2,713,926	4,205,516
Natural gas / transport and logistics suppliers	—	156	1,192,176	982,333
	1,304	2,900	3,906,102	5,187,849

Current	1,304	2,900	3,886,590	5,168,593
Non-current	—	—	19,512	19,256
Total	1,304	2,900	3,906,102	5,187,849

5.6       Fair value measurements

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		March 31, 2025	December 31, 2024	March 31, 2025			December 31, 2024
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.1	746,406	2,122,442	—	746,406	—	—	2,122,442	—
Marketable securities		3,180,365	3,386,301	242,036	2,938,329	—	—	3,386,301	—
Other financial assets		4,648	4,495	4,648	—	—	4,495	—	—
Investment properties (i)		16,824,078	16,818,919	—	—	16,824,078	—	—	16,818,919
Derivate financial instruments	5.3	2,091,038	3,799,328	—	2,091,038	—	—	3,799,328	—
Total		22,846,535	26,131,485	246,684	5,775,773	16,824,078	4,495	9,308,071	16,818,919
Liabilities
Loans, financing and debentures (ii)	5.2	(26,468,219)	(28,294,034)	—	(26,468,219)	—	—	(28,294,034)	—
Derivative financial instruments	5.3	(2,379,863)	(3,470,204)	—	(2,379,863)	—	—	(3,470,204)	—
Total		(28,848,082)	(31,764,238)	—	(28,848,082)	—	—	(31,764,238)	—

38

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas ("ABNT"). The discount rates used vary between 6.06% p.a. and 10.40% p.a. on March 31, 2025 and December 31, 2024.
(ii)	The fair value of loans measured at amortized cost does not differ significantly from their carrying value.

For debts that have a market value quoted on the Luxembourg Stock Exchange (LuxSE), the fair value measurement is based on the quoted market price as follows:

Debt	Company	March 31, 2025	December 31, 2024
Senior Notes 2028	Rumo Luxembourg	98.37%	97.32%
Senior Notes 2032	Rumo Luxembourg	88.57%	84.30%
Senior Notes 2027 (i)	Cosan Luxembourg S.A.	-	99.63%

(i)    Debt was settled on March 14, 2025, as per note 2.1.
5.7        Financial risk management

a)      Market Risk

Foreign exchange risk

The Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, and Pound Sterling:

	March 31, 2025	December 31, 2024
Cash and cash equivalents	1,274,128	1,861,070
Trade and Other receivables	17,915	35,807
Trade payables	(492,799)	(691,312)
Loans, borrowings and debentures	(16,440,689)	(24,263,167)
Leases	(1,966,115)	(2,121,304)
Consideration payable	(173,746)	(246,256)
Derivative financial instruments (notional)	15,256,326	22,576,441
Foreign exchange exposure, net	(2,524,980)	(2,848,721)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	869,863	1,053,329	1,250.663	658,663	461,329
Trade payables	High FX rate	(88)	(493)	(898)	317	722
Derivative financial instruments	Low FX rate	890,672	1,972,814	3,020,850	(123,167)	(1,171,203)
Loans, borrowings and debentures	High FX rate	(1,162,567)	(2,250,605)	(3,576,983)	401,240	1,727,347
Leases	High FX rate	(1,978,460)	(2,498,190)	(3,017,919)	(1,458,731)	(939,003)
Consideration payable	High FX rate	(9,968)	(25,099)	(40,230)	5,163	20,293
Impacts on profit or loss before tax		545,197	547,338	253,960	1,133,287	1,426,392
Impacts on comprehensive income		(1,935,745)	(2,295,582)	(2,618,477)	(1,649,802)	(1,326,907)

39

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Exchange rate sensitivity analysis
	March 31, 2025	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.7422	6.0716	7.5896	9.1075	4.5537	3.0358
Euro	6.1993	6.4967	8.1208	9.7450	4.8725	3.2483
GBP	7.4046	7.7717	9.7146	11.6576	5.8288	3.8859

Interest rate risk

Below is a sensitivity analysis of interest rates on loans and financing and financial assets linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	4,558,299	5,066,459	5,563,620	4,073,740	3,577,375
Marketable securities	1,544,016	1,637,413	1,740,319	1,431,737	1,328,899
Restricted cash	160,567	170,744	180,937	150,389	140,212
Lease and concession in installments	(162,246)	(220,356)	(238,447)	(124,156)	(86,143)
Leases liabilities	(1,052,629)	(1,205,703)	(1,357,014)	(901,323)	(748,256)
Derivative financial instruments	(1,948,172)	(2,729,108)	(3,386,075)	(1,253,584)	(397,443)
Loans, borrowings and debentures	(17,660,202)	(19,170,114)	(20,169,284)	(16,703,878)	(15,718,670)
Other financial liabilities	(750,452)	(783,258)	(816,093)	(717,646)	(684,840)
Impacts on the income (loss) before taxes	(15,310,819)	(17,233,923)	(18,482,037)	(14,044,721)	(12,588,866)

Part of the amount shown under derivative financial instruments corresponds to the Total Return Swap (TRS):

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(144)	(26)	(32)	(16)	(11)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	14.75%	18.44%	22.13%	11.06%	7.38%
CDI	14.65%	18.31%	21.98%	10.99%	7.33%
TJLP462 (TJLP + 1% p.a.)	9.60%	11.75%	13.90%	7.45%	5.30%
TJLP	8.60%	10.75%	12.90%	6.45%	4.30%
IPCA	4.58%	5.73%	6.87%	3.44%	2.29%
IGPM	6.35%	7.94%	9.53%	4.76%	3.18%
Fed Funds	4.00%	5.00%	6.00%	3.00%	2.00%
SOFR	3.88%	4.85%	5.82%	2.91%	1.94%

40

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Price risk

  Natural Gas
			Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
Brent Derivatives – options	Price U.S.$ / bbl	(16,856)	32,255	81,365	(65,966)	(115,077)
  Options
		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.34%	72,097	292,924	550,779	30,284	4,395

Call Option (“Call”)

The Company has a call option which gives it the right to repurchase all the preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

As of March 31, 2025, the Company measured the fair value of the call option and concluded that it is out of price.

Contingent put option

In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are under the Company's control and, therefore, do not constitute a financial obligation.

The prices for the exercise of the options are calculated based on the initial amounts adjusted by a weighted average rate of CDI + 0.60% minus the dividends received by non-controlling shareholders in this period, which, on March 31, 2025, is represented by the amounts of R$2,240,312 and R$3,760,860, respectively.

  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 106,695,312 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 0.97% on the passive side.

The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Net exposure options	(183,515)	197,120	394,239	(197,120)	(394,239)
Value of the share (CSAN3)	7.39	9.24	11.09	5.54	3.70

41

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)            Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The credit risk exposure was as follows:

	March 31, 2025	December 31, 2024
Cash and cash equivalents	14,809,083	16,903,542
Trade receivables	4,362,082	3,995,734
Marketable securities	2,938,329	3,386,301
Restricted cash	286,321	174,303
Derivative financial instruments	2,091,038	3,799,328
Receivables from related parties	364,663	399,889
Receivable dividends and interest on equity	33,621	153,548
Other financial assets	4,648	4,495
	24,889,785	28,817,140

The Company is exposed to risks related to its cash management activities and temporary investments.

The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	March 31, 2025	December 31, 204
AAA	19,759,567	22,706,407
AA	208,684	803,935
A	—	571,942
Not rated	156,520	181,190
	20,124,771	24,263,474

c)             Liquidity risk

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	March 31, 2025					December 31, 2024
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(3,016,608)	(2,864,976)	(24,596,068)	(39,577,990)	(70,055,642)	(64,570,345)
Trade payables	(3,886,590)	(19,512)	—	—	(3,906,102)	(10,670,813)
Other financial liabilities	(825,269)	(153,371)	—	—	(978,640)	(770,103)
Installment of tax debts	(170,781)	(531)	—	(218,882)	(390,194)	(454,885)
Leases	(827,466)	(660,886)	(848,770)	(16,977,304)	(19,314,426)	(20,948,336)
Lease and concession in installments	(280,134)	(276,142)	(545,107)	(182,103)	(1,283,486)	(1,281,108)
Payables to related parties	(434,093)	(1,078)	—	—	(435,171)	(416,410)
Dividends payable	(55,086)	—	—	—	(55,086)	(96,722)
Consideration payable	(10,837)	(10,837)	(21,673)	(131,438)	(174,785)	(185,622)
Derivative financial instruments	(2,468,890)	(2,035,154)	816,131	10,802,606	7,114,693	6,528,439
Sectorial financial liabilities	(67,001)	—	—	—	(67,001)	(64,718)
	(12,042,755)	(6,022,487)	(25,195,487)	(46,285,111)	(89,545,840)	(92,930,623)

42

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

6    Investments in subsidiaries and associates
6.1         Investments in subsidiaries

The Company's subsidiaries are listed below:

	March 31, 2025	December 31, 2024
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	87.27%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	98.13%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A. Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%
Tellus Brasil Participações S.A.	20.00%	20.00%
Janus Brasil Participações S.A.	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.	30.39%	30.40%

(i)	On March 31, 2025, the subsidiary Cosan Luxembourg S.A. reported an uncovered liability of R$346,975, as detailed below. However, no other events or conditions have been identified that, individually or collectively, may raise significant doubts about its ability to continue as a going concern. The subsidiaries rely on the financial support of the Company.

43

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following are investments in subsidiaries and affiliates as of March 31, 2025, which are material to the Company:

a)             Parent company

	Shares issued by the subsidiary	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda.	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A.	7,663,761,736	6,688,357,663	87.27%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	157,000	98.13%	98.13%
Cosan Global Limited	1,300	1,300	100.00%	100.00%
Cosan Dez Participações S.A.	3,473,458,688	2,667,494,859	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A. Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	126,200,853	52,310,254	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	106,907,867	64,243,260	60.09%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,132,621	7,346,670	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A.	1,854,868,949	562,529,490	30.39%	30.39%

44

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2025	Profit attributable to non-controlling interests	Capital increase	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Purchase of a shareholding	Incorporation of subsidiary	Other	Balance as of March 31, 2025	Dividend receivable (i)
Cosan Corporate
Cosan Corretora de Seguros Ltda.	3,333	126	—	—	—	—	—	—	—	3,459	—
Cosan Nove Participações S.A.	7,153,309	(666,513)	331,000	(975,073)	71,615	—	2,169,000	—	(83,297)	8,000,041	—
Cosan Dez Participações S.A.	3,366,248	249,973	—	—	39,092	—	—	—	—	3,655,313	11,718
Pasadena Empreendimentos e Participações S.A.	(251)	(78)	—	—	—	—	—	—	329	—	—
Cosan Limited Partners Brasil Consultoria Ltda.	218	(354)	—	—	—	—	—	—	—	(136)	—
Cosan Oito S.A.	9,601,259	—	—	—	18,322	—	—	(9,619,581)	—	—	—
Cosan Global	129,764	(15,569)	—	—	—	—	—	—	—	114,195	—
Other	31,413	(754)	—	—	(1,243)	—	—	—	—	29,416	—
Radar
Radar II Propriedades Agrícolas S.A.	1,241,246	6,998	—	—	—	(938)	—	—	—	1,247,306	—
Radar Propriedades Agrícolas S.A.	266,250	74	—	—	—	—	—	—	—	266,324	—
Nova Agrícola Ponte Alta S.A.	455,407	2,627	—	—	—	(829)	—	—	—	457,205	—
Nova Santa Bárbara Agrícola S.A.	35,942	458	—	—	—	—	—	—	—	36,400	1,960
Nova Amaralina S.A. Propriedades Agrícolas	229,289	1,401	—	—	—	—	—	—	—	230,690	133
Terras da Ponte Alta S.A.	98,121	1,459	—	—	—	—	—	—	—	99,580	—
Paineira Propriedades Agrícolas S.A.	231,839	1,808	—	—	—	(1,658)	—	—	—	231,989	—
Manacá Propriedades Agrícolas S.A.	226,538	1,750	—	—	—	(1,036)	—	—	—	227,252	—
Castanheira Propriedades Agrícolas S.A.	325,220	431	—	—	—	—	—	—	—	325,651	—
Tellus Brasil Participações S.A.	767,096	4,689	—	—	—	(1,566)	—	—	—	770,219	5
Janus Brasil Participações S.A.	1,198,363	10,220	—	—	—	(8,084)	—	—	—	1,200,499	2
Duguetiapar Empreendimentos e Participações S.A.	735	16	—	—	—	—	—	—	—	751	—
Gamiovapar Empreendimentos e Participações S.A.	143,697	584	—	—	—	—	—	—	—	144,281	—
Moove
Moove Lubricants Holdings	1,325,556	21,018	—	—	(28,203)	—	—	—	—	1,318,371	368
Other	460	7	—	—	(44)	—	—	—	—	423	—
Rumo
Rumo S.A.	4,477,644	(30,354)	—	(127)	(12,739)	—	—	—	2,877	4,437,301	—
Total investments in subsidiaries	31,308,696	(409,983)	331,000	(975,200)	86,800	(14,111)	2,169,000	(9,619,581)	(80,091)	22,796,530	14,186
Cosan Corporate
Pasadena Empreendimentos e Participações S.A.	—	—	—	—	—	—	—	—	(329)	(329)	—
Cosan Luxembourg S.A.	(263,722)	(83,253)	—	—	—	—	—	—	—	(346,975)	—
Total provision for uncovered liability of subsidiary	(263,722)	(83,253)	—	—	—	—	—	—	(329)	(347,304)	—
Total	31,044,974	(493,236)	331,000	(975,200)	86,800	(14,111)	2,169,000	(9,619,581)	(80,420)	22,449,226	14,186

(i)                  Dividends receivable by Cosan S.A. from its subsidiaries.

45

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

(b)   Consolidated

	Number of shares of the investee	Investor's shares	Equity stake

Rumo
Rhall Terminais Ltda.	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,250	20.00%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	60,005,000	30,002,500	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%

The significant movements impacting the consolidated balances of the interim financial statements are detailed in the Note 2.1.

6.2         Non-controlling interest in subsidiaries

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	106,907,867	85,526,294	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,132,621	9,706,097	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	126,200,853	63,100,427	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,287,383,261	69.61%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,736	975,404,073	12.73%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,688	805,963,829	23.20%

46

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	Balance as of January 1, 2025	Profit attributable to non-controlling interests	Capital increase	Other comprehensive income	Dividends	Change of equity interest in subsidiary	Other	Balance as of March 31, 2025
Compass
Comgás	26,637	2,289	—	—	—	—	—	28,926
Commit Gás S.A.	1,357,447	24,757	—	—	—	—	—	1,382,204
Companhia Paranaense de Gás - COMPAGAS	460,508	(306)	—	—	(781)	—	—	459,421
Biometano Verde Paulínia S.A.	238,239	(14)	—	—	—	—	—	238,225
Compass Gás e Energia	557,943	47,247	—	6,940	—	—	—	612,130
Rumo
Rumo S.A.	10,457,452	(66,827)	—	(29,235)	(310)	198	6,771	10,368,049
Moove
Moove Lubricants Holdings	566,991	9,008	—	(12,146)	—	—	—	563,853
Cosan Corporate
Cosan Limited Partners Brasil	5	(9)	—	—	—	—	—	(4)
Cosan Nove Participações S.A.	2,164,445	(340,915)	89,084	26,372	(331,000)	(1,193,928)	2,135	416,193
Cosan Dez Participações S.A.	980,133	97,212	—	11,811	—	—	—	1,089,156
Radar
Janus Brasil Participações S.A.	5,051,050	41,548	—	—	(32,864)	—	—	5,059,734
Tellus Brasil Participações S.A.	3,124,858	19,062	—	—	(6,366)	—	—	3,137,554
Gamiovapar Empreendimentos e Participações S.A.	591,606	(2,952)	—	—	—	—	—	588,654
Duguetiapar Empreendimentos e Participações S.A.	(2,338)	5,391	—	—	—	—	—	3,053
Radar II Propriedades Agrícolas S.A.	1,176,870	6,998	—	—	(938)	—	—	1,182,930
Radar Propriedades Agrícolas S.A.	255,348	74	—	—	—	—	—	255,422
Nova Agrícola Ponte Alta S.A.	430,599	2,627	—	—	(829)	—	—	432,397
Nova Amaralina S.A. Propriedades Agrícolas	38,998	1,401	—	—	—	—	—	40,399
Nova Santa Bárbara Agrícola S.A.	205,827	458	—	—	—	—	—	206,285
Terras da Ponte Alta S.A.	90,250	1,459	—	—	—	—	—	91,709
Paineira Propriedades Agrícolas S.A.	220,407	1,808	—	—	(1,658)	—	—	220,557
Manacá Propriedades Agrícolas S.A.	216,478	1,750	—	—	(1,036)	—	—	217,192
Castanheira Propriedades Agrícolas S.A.	284,845	431	—	—	—	—	—	285,276
	28,494,598	(147,503)	89,084	3,742	(375,782)	(1,193,730)	8,906	26,879,315

47

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

6.3          Acquisition of subsidiaries

DIPI Holding Ltda.

On January 2, 2025, the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) acquired 100% of the shares of DIPI Holding Ltda. and its subsidiary (“PAX Group”) for the amount of R$329,006. Of this amount, R$232,886 was paid on the transaction date, and the remaining R$96,120 is to be settled in two installments on the first and second anniversaries of the acquisition date. The net cash effect on the consolidated financials from the acquisition was R$213,086, considering the cash acquired from the PAX Group at the acquisition date and amounts owed by former shareholders to the PAX Group.

The first deferred installment is fixed. The second installment is an earn-out and is subject to adjustments based on the change in consolidated EBITDA between the closing date and the respective measurement periods. If the consolidated EBITDA is lower than the base EBITDA adjusted for inflation (based on Brazil’s IPCA index) during the period, the sellers will receive a proportionally reduced amount. Additionally, the second deferred installment may be increased cumulatively under the following conditions: (i) the first deferred installment is subject to a negative adjustment; (ii) the adjustment to the second installment is positive; and (iii) the EBITDA for the first period is equal to or exceeds 70% of the base EBITDA, adjusted for IPCA inflation between the closing and measurement dates, up to a maximum total deferred payment of R$100,000.

The PAX Group, based in Brazil, specializes in the production and sale of greases and lubricating oils, as well as the manufacture of plastic packaging for the lubricants market. The aim of the acquisition was:

  To increase synergies in relation to supply chain planning,
  Expand the product portfolio by increasing the mix,
  Gain access to the restricted packaging market and
  Incorporate knowledge of grease technologies and applications.

As of the acquisition date, the gain on the identifiable assets acquired totaled R$112,966, which was preliminarily allocated as follows:

  Customer portfolio: R$63,655. The fair value was determined using the Multi-Period Excess Earnings Method (MPEEM), which considered a five-year sales history and the customer churn rate to estimate the retention rate. Based on these assumptions, discounted cash flows were calculated to determine the fair value adjustment.
  Trade markets and patents: R$ 13,254. The fair value was determined using the Relief from Royalty Method (RRM), which relied on royalty rates practiced by comparable companies in the market (1.5%) to estimate the avoided royalty payments resulting from the acquired trademark, discounted to present value.
  Inventories: R$ 2,794. The fair value was determined based on the market approach.
  Property, plant and equipment: R$ 33,263. The fair value was assessed based on replacement cost.

On the acquisition date, preliminary goodwill of R$236,469 was recognized, representing the expected future economic benefits of the synergies arising from the acquisition. The balance of goodwill on March 31, 2025 is R$236,469, and there have been no significant changes since the acquisition date.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amounts of R$63,392 and R$12,221, respectively, generated by the PAX Group.

Both the fair value and the gross contractual value of the receivables acquired total R$18,455. There are no expected losses due to non-realization of these receivables.

The table below summarizes the values of the assets acquired and liabilities assumed on the acquisition date:

48

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Transferred consideration
Cash transfer - on the closing date	232,886
Remaining installments	96,120
Transferred consideration	329,006

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	2,503
Trade receivables	18,455
Inventories	36,576
Income tax receivable	9,966
Judicial deposits	79
Other assets	36,570
Property, plant and equipment	70,491
Intangible assets and goodwill	313,378
Loans, financing and debentures	(77,002)
Trade payables	(6,810)
Employee benefits payables	(12,338)
Other current liabilities	(24,453)
Deferred tax liabilities	(38,409)
Net assets acquired	329,006
Cash received	(2,503)
Consideration transferred, net of cash	326,503

49

7.  Investment in joint venture

The movements in the investment in subsidiaries jointly in the parent company were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint venture	10,352,509,484	24,800,000
Shares held by Cosan	517,625,474	12,400,000
Cosan ownership interest	5.01%	50.00%

Balance as of January 1, 2025	1,184,466	8,606	1,193,072
Interest in earnings of joint ventures	(129,096)	902	(128,194)
Other comprehensive (losses) income	13,571	—	13,571
Balance as of March 31, 2025	1,068,941	9,508	1,078,449

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A.	Terminal Alvorada S.A.	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint venture	10,352,509,484	100,197,076	24,800,000
Shares held by Cosan	4,557,597,117	50,098,538	12,400,000

Cosan ownership interest	5.01%	50.00%	50.00%
Percentage of indirect indirect (Cosan Nove)	25.86%	—	—
Total (i)	30.87%	50.00%	50.00%

Balance as of January 1, 2025	10,495,317	41,121	8,606	10,545,044
Interest in earnings of joint ventures	(1,136,658)	(3,291)	902	(1,139,047)
Other comprehensive (losses) income	119,473	—	—	119,473
Dividends	—	15,000	—	15,000
Balance as of January 1, 2025	9,478,132	52,830	9,508	9,540,470

Raízen S.A.

  The Company's total interest in Raízen S.A. is made up of 5.01% direct interest and 39.09% indirect interest through Cosan Nove. The disclosed percentage of 25.86% refers to the economic benefit calculated by the result of Cosan S.A.'s participation in its subsidiary Cosan Nove of 66.16% multiplied by the interest of 39.09%. For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the interest of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.

The joint venture’s statement of financial position and statement of profit or loss are disclosed in the explanatory note 4 - Information by segment.

As of March 31, 2025, the Company was in compliance with the covenants of the agreement governing the joint venture.

50

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

8.  Property, plant and equipment, Intangible, assets and goodwill, Contract assets, right-off-use and investment properties
8.1              Property, plant and equipment
	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2025	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482	90,929
Additions	5,216	248	1,094	—	1,253,085	398	1,260,041	3,090
Write-offs	—	(62,596)	(78,104)	(1,108)	(63,155)	(10,069)	(215,032)	—
Transfers	23,997	39,552	1,391,861	588,820	(1,491,133)	26,015	579,112	(753)
Exchange differences	(16,471)	(30,469)	—	—	(4,541)	(20,402)	(71,883)	—
Business combination (i)	47,689	17,830	—	—	-	4,972	70,491	—
Balance as of March 31, 2025	2,628,529	3,911,300	10,491,793	14,401,895	6,775,052	813,612	39,022,211	93,266

Depreciation
Balance as of January 1, 2025	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)	(51,891)
Additions	(16,787)	(71,013)	(156,781)	(217,735)	—	(12,659)	(474,975)	(2,560)
Write-offs	—	62,275	71,331	—	—	9,042	142,648	—
Transfers	5	5,569	(372,662)	55,882	—	40	(311,166)	—
Exchange differences	4,399	12,249	—	—	—	10,881	27,529	—
Impairment	—	—	(107,237)	(157,855)	—	—	(265,092)	—
Balance as of March 31, 2025	(702,526)	(1,309,341)	(5,516,782)	(7,030,855)	(414,892)	(287,126)	(15,261,522)	(54,451)

Balance as of January 1, 2025	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016	39,038
Balance as of March 31, 2025	1,926,003	2,601,989	4,975,011	7,371,040	6,360,160	526,486	23,760,689	38,815

(i)	Acquisition of DIPI Holding Ltda, as detailed in Note 6.3.

Impairment Loss of Rumo Malha Sul Assets

In the second quarter of 2024, the state of Rio Grande do Sul was impacted by extreme weather events. This force majeure event caused damage to the railway infrastructure of Rumo Malha Sul S.A.

During the period ended March 31, 2025, the identified indicators persisted, and Rumo Malha Sul recognized a provision of R$285,608, considering that the assets were destroyed or their use was rendered unfeasible for an indefinite period.

51

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

8.2              Intangible, assets and goodwill
	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total	Total
Cost
Balance as of January 1, 2025	1,585,021	28,907,633	268,212	196,070	3,078,762	787,743	574,363	35,397,804	26,857
Additions	—	—	—	(140)	21,332	14,301	—	35,493	707
Write-offs	(4,419)	(101,634)	—	—	—	—	—	(106,053)	—
Transfers (i)	—	440,868	—	—	770	45,022	—	486,660	753
Business combination	236,470	—	—	13,254	63,655	—	—	313,379	—
Exchange differences	(56,972)	(3,832)	(1,544)	(11,824)	(108,608)	(7,170)	—	(189,950)	—
Balance as of March 31, 2025	1,760,100	29,243,035	266,668	197,360	3,055,911	839,896	574,363	35,937,333	28,317
Amortization
Balance as of January 1, 2025	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	(488,727)	—	(9,067,019)	(16,984)
Additions	—	(269,063)	(1,743)	—	(69,458)	(13,663)	—	(353,927)	(564)
Write-offs	—	38,133	—	—	—	—	—	38,133	—
Exchange differences	—	3,831	(408)	—	33,302	922	—	37,647	—
Impairment	—	—	—	—	—	(1,779)	—	(1,779)	—
Balance as of March 31, 2025	—	(6,979,927)	(82,019)	(9,201)	(1,772,551)	(503,247)	—	(9,346,945)	(17,548)
Balance as of January 1, 2025	1,585,021	22,154,805	188,344	186,869	1,342,367	299,016	574,363	26,330,785	9,873
Balance as of March 31, 2025	1,760,100	22,263,108	184,649	188,159	1,283,360	336,649	574,363	26,590,388	10,769

(i)	The amount of the transfers also includes a portion of R$36,789 of intangible assets, which was reclassified to financial assets (R$23,967 in the period ended March 31, 2024).

52

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

8.3              Right-off-use assets
	Consolidated								Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
Balance as of January 1, 2025	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936	44,079
Additions	8,577	8,907	—	—	60,186	—	—	77,670	204
Contractual readjustments	5,499	26,440	11,048	259	(7,034)	—	21,216	57,428	1,842
Write-offs	(36)	(962)	—	—	(332)	—	—	(1,330)	—
Transfers	—	—	(686,837)	—	—	—	—	(686,837)	—
Exchange differences	(20,841)	(1,952)	—	—	(9,772)	—	—	(32,565)	—
Balance as of March 31, 2025	639,223	621,647	281,471	87,979	219,745	1,594,434	9,001,803	12,446,302	46,125

Amortization
Balance as of January 1, 2025	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)	(26,522)
Additions	(23,518)	(17,893)	(4,403)	(1,177)	(12,558)	(19,974)	(64,744)	(144,267)	(1,588)
Write-offs	181	896	—	—	578	—	—	1,655	—
Transfers	—	—	372,463	—	—	—	—	372,463	—
Exchange differences	9,959	1,188	—	—	1,428	—	—	12,575	—
Impairment	—	—	—	—	—	—	(18,736)	(18,736)	—
Balance as of March 31, 2025	(334,508)	(225,436)	(137,085)	(31,030)	(65,197)	(136,353)	(1,919,886)	(2,849,495)	(28,110)
Balance as of January 1, 2025	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751	17,557
Balance as of March 31, 2025	304,715	396,211	144,386	56,949	154,548	1,458,081	7,081,917	9,596,807	18,015

53

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.  Income taxes

a)      Reconciliation of income tax and social contribution expenses:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Profit (loss) before taxes	(1,128,676)	(662,337)	(888,863)	247,907
Income tax and social contribution at nominal rate (34%)	383,750	225,195	302,213	(84,288)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(211,286)	264,620	(380,799)	22,736
Differences in tax rates on earnings from operating profit	—	—	(38,747)	(1,844)
Granted income tax incentive	—	—	76,708	91,036
Interest on shareholders’ equity	—	—	(2,254)	—
Goodwill amortization effect	—	—	318	318
Non-deductible expenses (donations, gifts, etc.)	—	—	(6,389)	(1,891)
Tax losses not recorded	(877,245)	—	(1,058,913)	(67,150)
ICMS benefit - extemporaneous tax credits	—	—	—	1,010
ICMS benefit - current year	—	—	—	5,093
Provision for non-realization of the benefit of the federative covenant	—	—	(145)	—
Provision for non-realization of the benefit of the federative covenant - Interest and Fine	—	—	—	7,646
Selic on indebtedness	4,987	4,044	11,166	19,141
Other	40,575	(23,697)	50,307	23,830
Income tax and social contribution (current and deferred)	(659,219)	470,162	(1,046,535)	15,637

Effective rate - %	58.41%	(70.99%)	117.74%	6.31%

54

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)      Deferred income tax assets and liabilities

Presented bellow are the tax effects of temporary differences that give rise to significant parts of the Company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Deferred tax assets from:
Income taxes losses	—	—	1,757,642	1,699,262
Negative base of social contribution	—	—	584,916	560,110
Temporary differences
Foreign exchange variation - Loans and borrowings	1,298,417	2,159,160	1,553,682	2,669,489
Provision for lawsuits	82,220	64,335	302,036	272,886
Impairment provision (Rumo Malha Oeste)	—	—	37,421	23,436
Post-employment benefit obligation	—	—	129,130	128,046
Provisions for uncertain tax credits and tax losses	—	—	47,823	44,202
Provision for non- recoverability of taxes	2,580	2,580	69,888	70,719
Share-based payment transactions	21,450	19,336	112,089	103,454
Lease	2,266	2,347	258,746	312,402
Unrealized loss with derivatives	251,863	—	553,468	390,622
Provisions for profit sharing	5,608	11,212	44,907	131,254
Business Combination - Intangible assets	—	—	101,036	124,628
Business combination – Fixed asset	—	—	1,925	1,854
Other provisions	146,860	140,077	706,613	682,385
Deferred tax on pre-operating income	—	—	76,066	79,402
Regulatory asset (liability)	—	—	8,716	8,396
Other	48,347	48,365	284,727	321,966
Total	1,859,611	2,447,412	6,630,831	7,624,513
Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	—	—	(351)	(347)
Provision for lawsuits	—	—	—	(107)
Useful life review	—	—	(614,190)	(531,081)
Business combination – fixed assets	—	—	(163,703)	(161,784)
Tax goodwill	—	—	(629,539)	(645,297)
Unrealized income with derivatives	—	(156,611)	(311,275)	(369,763)
Fair value adjustment on debt	—	—	(606,030)	(801,022)
Marketable securities	(9,287)	—	(9,287)	—
Investment properties	—	—	(479,882)	(496,395)
Goods intended for sale	—	—	(698)	(962)
Effects on the formation of joint ventures	(101,596)	(102,070)	(101,596)	(167,196)
Business Combination – Intangible assets	—	—	(5,016,172)	(4,990,657)
Post-employment obligations	—	—	(4,810)	(4,810)
Share-based payment transactions	—	—	(16,647)	—
Lease	—	—	(11,239)	(11,557)
Provisions	(449,153)	(449,153)	(449,153)	(449,153)
Other	18,833	18,832	(487,274)	(472,592)
Total	(541,203)	(689,002)	(8,901,846)	(9,102,723)

Total deferred taxes recorded	1,318,408	1,758,410	(2,271,015)	(1,478,210)
Deferred tax assets	1,318,408	1,758,410	3,759,598	4,495,296
Deferred tax liabilities	—	—	(6,030,613)	(5,973,506)
Total deferred, net	1,318,408	1,758,410	(2,271,015)	(1,478,210)

55

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)      Changes in deferred tax assets and liabilities:

	Parent Company
	Unrealized loss with derivatives	Provisions	Leases	Employee benefits	Other	Total
Balance as of January 1, 2025	—	206,992	2,347	30,548	2,207,525	2,447,412
Credited / charged from income for the period	251,863	24,668	(81)	(3,490)	(18)	272,942
Foreign exchange differences	—	—	—	—	(860,743)	(860,743)
Balance as of March 31, 2025	251,863	231,660	2,266	27,058	1,346,764	1,859,611

	Parent Company
	Effects on the formation of joint venture	Unrealized loss with derivatives	Provisions	Other	Total
Balance as of January 1, 2025	(102,070)	(156,611)	(449,153)	18,832	(689,002)
Credited / charged from income for the period	474	156,611	—	(228,503)	(71,418)
Recognized in shareholders' equity	—	—	—	8,499	8,499
Cosan Oito incorporation	—	—	—	210,718	210,718
Balance as of March 31, 2025	(101,596)	—	(449,153)	9,546	(541,203)

Total deferred taxes recognized					1,318,408

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
Balance as of January 1, 2025	2,259,372	128,046	234,708	1,093,628	312,402	390,622	124,628	3,081,107	7,624,513
Credited / charged from income for the period	83,186	1,084	(77,712)	108,562	(53,656)	162,846	(23,592)	(29,161)	171,557
Recognized in shareholders' equity	—	—	—	—	—	—	—	(11,023)	(11,023)
Foreign exchange differences	—	—	—	—	—	—	—	(1,115,807)	(1,115,807)
Business combination	—	—	—	(38,409)	—	—	—	—	(38,409)
Balance as of March 31, 2025	2,342,558	129,130	156,996	1,163,781	258,746	553,468	101,036	1,925,116	6,630,831

56

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
Balance as of January 1, 2025	(167,196)	(4,810)	(4,990,657)	(369,763)	(531,081)	(801,022)	(11,557)	(449,260)	(1,777,377)	(9,102,723)
Impact on the result for the period	65,600	—	(25,515)	58,488	(83,109)	194,992	318	107	(10,004)	200,877
Balance as of March 31, 2025	(101,596)	(4,810)	(5,016,172)	(311,275)	(614,190)	(606,030)	(11,239)	(449,153)	(1,787,381)	(8,901,846)

Total deferred taxes recorded										(2,271,015)
10  Provision for proceedings and judicial deposits

The Company had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Tax	245,507	198,385	802,279	745,896
Civil, environmental and regulatory	66,383	59,989	890,170	818,422
Labor	49,320	50,233	503,769	480,315
Total	361,210	308,607	2,196,218	2,044,633

	Judicial deposit
	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Tax	395,949	390,148	828,550	801,723
Civil, environmental and regulatory	11,363	14,675	136,692	134,058
Labor	11,717	12,146	119,843	120,909
Total	419,029	416,969	1,085,085	1,056,690

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
Balance as of January 1, 2025	198,385	59,989	50,233	308,607
Provisioned in the period	30,100	4,371	601	35,072
Write-offs by reversal / payment	(813)	(901)	(2,227)	(3,941)
Interest (i)	17,835	2,924	713	21,472
Balance as of March 31, 2025	245,507	66,383	49,320	361,210

57

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
Balance as of January 1, 2025	745,896	818,422	480,315	2,044,633
Provisioned in the period	32,884	22,701	37,489	93,074
Write-offs by reversal / payment	(2,134)	(14,816)	(39,560)	(56,510)
Interest (i)	25,633	63,863	25,525	115,021
Balance as of March 31, 2025	802,279	890,170	503,769	2,196,218

(i)       Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned; as they represent contingent assets, they have not been reported.

a)            Probable losses

Tax

The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Compensation with FINSOCIAL	—	—	340,505	337,351
INSS	81,700	80,576	110,924	101,399
ICMS credit	14,343	14,217	64,861	64,708
PIS and COFINS (i)	80,861	34,073	81,205	34,412
IPI	58,402	58,002	65,439	64,969
Other	10,201	11,517	139,345	143,057
	245,507	198,385	802,279	745,896

(i)	Lawsuit filed in the amount of R$46,408, to process a request for refund of IRPJ/CSLL credits for the 2017 calendar year cumulated with the declaration of offsetting of PIS/COFINS debts, as well as future offsets with current federal taxes from the operation, consequently removing the restriction imposed by article 161-A of IN/RFB No. 1,717/2017 to refrain from demanding the debts declared by the company solely because the offset was claimed before the ECF transmission was confirmed.
  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.
58

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)              Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Tax	3,250,879	3,324,448	8,190,560	8,815,036
Civil, environmental and regulatory	1,143,337	1,111,756	6,729,481	6,569,528
Labor	9,643	10,189	687,920	690,535
	4,403,859	4,446,393	15,607,961	16,075,099

Tax

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Isolated fine - Federal tax	—	—	831,964	847,582
ICMS -Tax on circulation of goods	1,163,887	1,151,523	2,853,915	2,996,998
IRRF	—	—	880,124	869,345
PIS and COFINS	1,267,038	1,297,612	1,920,991	2,174,274
MP 470 installment of debts	256,467	253,793	434,879	430,374
Stock Grant Plan	—	—	32,465	32,087
IOF on loans	—	—	50,132	195,098
Reward Credit Compensation	159,095	157,959	159,095	157,959
IPI - Tax on industrialized products	160,752	189,971	311,649	333,185
INSS	76,523	76,763	157,313	159,983
IPTU	—	—	132,567	128,700
Financial operations abroad	—	—	14,086	13,910
Other	167,117	196,827	411,380	475,541
	3,250,879	3,324,448	8,190,560	8,815,036

The Company maintains discussions of an administrative and judicial nature with the tax authorities in Brazil, related to certain interpretations and tax positions adopted in the calculation of Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). The final determination of these issues is uncertain and may be influenced by factors external to the Company, such as changes in case law and amendments to tax laws and regulations. In accordance with IFRIC 23/ICPC 22 - Uncertainty over Income Tax Treatment, the Company evaluates, for each uncertain tax treatment, whether it is probable that the tax authority will accept the treatment used or planned in the tax calculation. Only in cases where the Company concludes that it is unlikely that the tax authority will accept the uncertain tax treatment, the effects of uncertainty are recognized based on the best forecasting method for resolving the issue, whether by the most likely amount or the expected value.

The tax positions adopted by the Company are based on opinions from specialized legal advisors. The Company is subject to review by tax authorities regarding income tax for a period of up to 10 years, depending on the jurisdiction in which it operates.

As of March 31, 2025, the total amount of assessed and disputed values with the tax authorities regarding these matters, for which it is likely that the tax authority will accept the uncertain tax treatment, was R$6,704,852 (R$6,862,000 as of December 31, 2024).

59

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Civil, environmental and regulatory

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Civil	1,088,979	1,059,547	3,499,221	3,355,370
Environmental	53,672	51,540	1,709,237	1,691,409
Regulatory	686	669	1,521,023	1,522,749
	1,143,337	1,111,756	6,729,481	6,569,528

Labor

	Parent Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Labor claims	9,643	10,189	687,920	690,535
	9,643	10,189	687,920	690,535

11.  Shareholders’ equity

a)       Treasury shares

As of January 14, 2025, the Company repurchased 4,200,000 treasury shares for R$34,022 at an average cost of R$8.10 per share

As of March 31, 2025, the Company had 7,925,940 shares in treasury (3,747,965 shares as of December 31, 2024), whose market price was R$7.39.

b)          Payable dividends

Change in dividends payable
	Parent Company	Consolidated
Balance as of January 1, 2025	3,495	96,722
Declared dividends	—	375,782
Dividends paid to preferred shareholders	—	(371,000)
Dividends paid	—	(44,032)
Other movements	(3,456)	(2,386)
Balance as of March 31, 2025	39	55,086

60

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

12.  Earning per share

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

	Period of three months ended March 31,
	2025	2024
Loss attributable to holders of common shares of the Company used in calculating basic earnings per share	(1,787,895)	(192,175)
Diluting effect of the share-based plan of subsidiaries	—	(282)
Loss attributable to holders of common shares of the Company used in the calculation of diluted earnings per share	(1,787,895)	(192,457)

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,858,633	1,865,733
Share repurchases	(379)	—
Diluted	1,858,254	1,865,733

Loss per share
Basic	(R$0.96)	(R$0.10)
Diluted	(R$0.96)	(R$0.10)

Diluting instruments

  Share repurchase plan: In the period ended March 31, 2025, 378,748 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share, as they increase the loss per share.

Anti-dilution instruments

  Share-based payment plan: In the period ended March 31, 2025, 4,932,983 (8,912,581 as of March 31, 2024) shares related to the Company's share-based payment plan were considered in the earnings per share analysis, but did not affect calculations, as they increase earnings per share.
61

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

13.  Net sales

In the following table presents a breakdown of gross revenue from product and service sales:

	Consolidated
	Period of three months ended March 31,
	2025	2024
Gross revenue from the sale of products and services	11,125,516	11,293,719
Construction revenue	304,129	320,030
Indirect taxes and other deductions	(1,767,044)	(1,771,693)
Net sales	9,662,601	9,842,056

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Period of three months ended March 31,
	2025	2024
At a point in time
Natural gas distribution	3,427,126	3,711,592
Lubricants, base oil and other	2,186,872	2,271,562
Lease and sale of property	152,078	136,567
Other	478,393	103,553
	6,244,469	6,223,274
Over time
Railroad transportation services	2,794,094	2,997,764
Container operations	172,656	148,253
Construction revenue	304,129	320,030
Other services	154,710	168,030
	3,425,589	3,634,077
Eliminations	(7,457)	(15,295)
Total net sales	9,662,601	9,842,056

62

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

14.  Costs and expenses by nature

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The income reconciliation by nature/purpose is as follows:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Raw materials	—	—	(1,725,699)	(1,715,162)
Commodity cost (natural gas)	—	—	(2,790,919)	(2,743,533)
Railroad transport and port elevation expenses	—	—	(627,753)	(754,724)
Other transport	—	—	(78,055)	(125,534)
Depreciation and amortization	(4,713)	(3,851)	(967,894)	(907,264)
Personnel expenses	(54,097)	(66,845)	(779,127)	(720,468)
Construction cost	—	—	(304,129)	(320,030)
Expenses with third-party services	(13,160)	(13,517)	(175,554)	(252,533)
Selling expenses	(13)	(15)	(102,683)	(9,947)
Cost of properties sold	—	—	(9,163)	—
Other	14,046	(19,455)	(206,017)	(323,901)
	(57,937)	(103,683)	(7,766,993)	(7,873,096)

Cost of sales	—	—	(6,791,905)	(6,928,437)
Selling expenses	—	—	(440,056)	(361,404)
General and administrative expenses	(57,937)	(103,683)	(535,032)	(583,255)
	(57,937)	(103,683)	(7,766,993)	(7,873,096)

63

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

15.  Other operation income (expenses), net
	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Tax credits	—	—	3,017	12,525
Loss on disposals of non-current assets and intangible assets	—	(7)	4,194	(8,659)
Result on sale of investments	206,388	—	206,388	—
Net effect of provisions for legal proceedings, legal claims, recoverables and tax installments	(35,589)	(10,842)	(84,992)	(81,260)
Contractual agreement and others	—	—	87,487	—
Result of commercial operations (i)	—	—	323,598	—
Other income	2,849	1,731	129,886	130,546
Provision for inventory losses and inventory losses	—	—	—	(26,038)
Net impairment loss (ii)	—	—	(285,608)	—
Reversal of land sale	—	—	(8,172)	—
Other	277	(5,120)	(137,276)	(26,353)
	173,925	(14,238)	238,522	761

(i)	Refers substantially to the result of certain commercial contracts, carried out by the subsidiary Compass, in the amount of R$306,661 on March 31, 2025
(ii)	The balance includes a provision for the write-off of the residual value of assets impacted by extreme weather events in Rio Grande do Sul, in the amount of R$285,608 at subsidiary Rumo Malha Sul S.A.

64

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

16.  Financial results, net

The details of financial income and expenses are as follows:

	Parent Company		Consolidated
	Period of three months ended March 31,
	2025	2024	2025	2024
Cost of gross debt
Interest on debt	(504,981)	(397,186)	(1,733,005)	(1,404,513)
Monetary and exchange rate variation	652,189	(154,831)	1,802,738	(511,848)
Derivatives and fair value measurement	(1,105,971)	(86,459)	(2,024,379)	444,409
Amortization of borrowing costs	(71,011)	(3,244)	(344,843)	(18,673)
Discounts obtained from financial operations(i)	—	—	195,222	—
Guarantees and warranties	—	—	(4,514)	(8,623)
	(1,029,774)	(641,720)	(2,108,781)	(1,499,248)
Income from financial investments and exchange rate in cash and cash equivalents	165,328	37,151	626,054	445,338
Changes in fair value of investments in listed entities	22,703	—	22,703	—
	188,031	37,151	648,757	445,338
Cost of debt, net	(841,743)	(604,569)	(1,460,024)	(1,053,910)
Other charges and monetary variations
Interest on other receivables	26,572	13,684	166,693	117,010
Monetary variation in leases and concessions agreements	—	—	(114,204)	(118,805)
Interest on leases	(662)	(823)	(158,954)	(138,745)
Interest on contingencies and contracts	(41,418)	(12,765)	(188,403)	(91,727)
Interest on sectoral assets and liabilities	—	—	(21,657)	(20,759)
Bank charges and other	(15,321)	(6,650)	(39,956)	(9,216)
Foreign exchange, net	249,338	(711,588)	(86,490)	(463,177)
	218,509	(718,142)	(442,971)	(725,419)
Financial result, net	(623,234)	(1,322,711)	(1,902,995)	(1,779,329)
Reconciliation
Finance expenses	(763,961)	(529,536)	(2,713,642)	(1,864,555)
Finance income	224,542	58,182	1,037,901	615,101
Exchange variation, net	1,079,284	(337,996)	1,793,964	(531,218)
Derivatives	(1,163,099)	(513,361)	(2,021,218)	1,343
Financial result, net	(623,234)	(1,322,711)	(1,902,995)	(1,779,329)

(i)	Discount obtained on the repurchase of the bonds (Note 2.2).

65

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

17.  Share-based payment

The Company and its subsidiaries have Share-Based Compensation Plans that are payable in shares and cash.

a)      Change in outstanding share grants

	Parent company	Consolidated
Balance as of January 1, 2025	8,345,147	16,624,911
Exercised/cancels/other	(74,835)	(644,260)
Balance as of March 31, 2025	8,270,312	15,980,651

b)     Expense recognized in the result

Share-based compensation expenses included in the income statement for the period ended March 31, 2025 were R$23,892 (R$47,557 at March 31, 2024).

18.  Subsequent events

Reduction of share capital

On April 30, 2025, at the Ordinary and Extraordinary General Meeting ('OGM'), the Company's shareholders approved a reduction of the Company's share capital in the amount of R$649,805, aiming to absorb the balance of the 'Accumulated Losses' account.

Sale of  Leme Mill

 On May 12, 2025, the jointly controlled entity Raízen S.A. announced the sale of the Leme Mill, located in the Piracicaba hub, State of São Paulo, with an installed capacity of 1.8 million tons per harvest. The sale value is R$425,000, to be received in cash at the closing of the transaction.

66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer

67